TOTAL PAGES: 97



05065980

34-16124



SEP 2005



RECD S.E.C.
SEP 9 2005
1080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

ActivAeon USA, Inc.
(Exact name of issuer as specified in its charter)

NV
(State or other jurisdiction of incorporation or organization)

The Riverside Suite, Business & Innovation Centre, Sunderland, SR5 2TJ England
(0044) 191 516 6276
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

J. Bennett Grocock, P.A., 255 S. Orange Ave, Ste. 1201, Orlando, FL 32801 (407) 835-1234
(Name, address, including zip code, and telephone number, including area code, of agent for service)

5045	13-4304583
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

ITEM 1. Significant Parties

(a) **the issuer's directors**

Peter Johnson, 21 Millfield Rd, Whickham NE16 4QA England;
Lisa Johnson, 21 Millfield Rd, Whickham NE16 4QA England;
Julien Parven, 89 Walkworth Woods, Newcastle Upon Tyne, NE3 5RD, England

(b) **the issuer's officers;**

Peter Johnson, President;

Lisa Johnson, Vice President Sales & Marketing

Julien Parven, Chief Operations Officer

(c) **the issuer's general partners**; None

(d) **record owners of 5 percent or more of any class of the issuer's equity securities**;

Peter Johnson 49.01%

Lisa Johnson 9.79 %

Christine Grainger 9.79%

Anton Reardon 9.79%

Dean Henry 19.59%

Ivest Investments, LLC 6.82%

MJMM Investments, LLC 6.82%

(e) **beneficial owners of 5 percent or more of any class of the issuer's equity securities**;

Peter Johnson 49.01%

Lisa Johnson 9.79 %

Christine Grainger 9.79%

Anton Reardon 9.79%

Dean Henry 19.59%

Ivest Investments, LLC 6.82%

MJMM Investments, LLC 6.82%

(f) **promoters of the issuer**; None

(g) **affiliates of the issuer;** None

(h) **counsel to the issuer with respect to the proposed offering**;

The Business Law Group, Orlando, Florida

(i) **each underwriter with respect to the proposed offering**; None

(j) **the underwriter's directors**; N/A

(k) **the underwriter's officers**; n/a

(l) **the underwriter's general partners**; n/a

(m) **counsel to the underwriter**. n/a

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The following description **does not apply** to Issuer:

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

N/A

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Colorado
Delaware
District of Colombia
Georgia
Idaho
Louisiana
Kentucky
Missouri
Montana
Nevada
New York
Ohio
Pennsylvania
Tennessee
Utah
Washington
Wyoming

Methods: Personal contacts of issuer and its officers, directors, and shareholders.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer: ActivAeon USA, Inc.

(2) the title and amount of securities issued: Common Stock 48,000,000 shares

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof: 41,000,000 Founder's shares, at par value $.0001.

Consideration was the exchange of 100% of the shares of ActivAeon, Ltd. in a share exchange transaction. In addition, an aggregate of 7,000,000 restricted shares of common stock were issued for services rendered.

(4) the names and identities of the persons to whom the securities were issued.

Name	ActivAeon USA, Inc. Shares
Peter Johnson	20,094,183
Lisa Illingsworth-Johnson	4,017,196
Julien Parven	409,918
Christine Grainger	4,017,196
Anton Reardon	4,017,196
Dean Henry	8,034,393
Andrew Bowman	409,918
iVest Investments, LLC	3,000,000
Robert Manning	1,000,000
Double Diamond Investments, Inc.	3,000,000

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Section 4(2)

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

None

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

None

(2) To stabilize the market for any of the securities to be offered;

None

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

N/A

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

N/A

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

None

PART II

OFFERING CIRCULAR MODEL B

ActivAeon USA, Inc.

The Riverside Suite, Business & Innovation Centre, Sunderland, SR5 2TJ England
(0044) 191 516 6276

17,000,000 Common Shares (1)

August 26, 2005

	Price to Public	Underwriting discount and commissions	Proceeds to issuer
Per unit	$.20	-----------	$.20
Total	$2,000,000(2)	------------	$1,990,000(3)

(1) Total represents 10,000,000 shares to be issued and sold directly by the Company, from time to time, at $0.20 per share, and 7,000,000 shares being qualified for resale by Selling Shareholders.

(2) Represents 10, 000,000 shares of common stock for sale by the Company at $0.20 per share

(3) After deduction of approximately $10,000 in expenses associated with the offering.

The Company hereby offers on a "best efforts, no minimum basis" (the "Offering"), up to a maximum of 10,000,000 shares of common stock (the "Shares"), $.0001 par value, for a price of $0.20 per Share. The proposed sale to the public will commence on or about October 1, 2005 (or such earlier or later time that this offering statement has been qualified by the SEC and applicable states) and will terminate no later than April 1, 2006, unless extended by the Company, in its sole discretion, for an additional period of up to 90 Days.

There also are 7,000,000 shares of common stock held by certain persons being qualified for resale for which the Company will receive no proceeds.

The price of the Shares offered hereby has been arbitrarily determined by the Company and does not bear any relationship to the Company's assets, book value, net worth, results of operations or any other recognized criteria of value.

This offering statement shall only be qualified upon order of the Securities and Exchange Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE

ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item 3. Summary Information

We are a holding company that, through our operating subsidiary, ActivAeon Ltd., based in the United Kingdom, develops innovative software that focuses on sophisticated License management solutions for the numerous software licenses held by businesses. These solutions are the latest in real-time software licensing, monitoring, and reporting, providing customers with freedom from unpredictable licensing costs and vital information about software usage.

Risk Factors

1. You might never receive a Return on your Investment. There is no assurance that you will realize a return on your investment or that you will not lose your entire investment in the Company. There can be no assurance that we will ever achieve profitable operations. Our ability to implement our business plan is dependent, among other things, on the completion of this Offering, plus additional capital will be required in excess of the proceeds of this Offering. There is no assurance that the Company will be able to raise such additional capital.

2. We are a Growth-Stage Company. We have developed new software which is just now commencing full-scale distribution. We have initial sales and pending purchase orders. We need to raise investment capital to fund properly our marketing efforts. We can give you no assurance that we will be successful in our sales efforts or ever generate a profit.

3. The Offering Price of the Shares has been arbitrarily determined. There has been no prior market for our common stock or other securities. We have determined the offering price of the Shares arbitrarily, and this price does not necessarily bear any relationship to our assets, net worth, results of operations, or any established criteria of value. The offering price should not be considered an indication of the actual value of the Shares.

4. We may have challenges managing our growth. Our management team expects to expend significant time and effort in evaluating, developing, completing, and integrating new business concepts, software solutions, and marketing strategies. We can't assure you that our systems, procedures and controls will be adequate to support our operations as they expand. Any future growth also will impose significant added responsibilities on members of senior management, including the need to identify, recruit and integrate new senior level managers and executives. We can't assure you that such additional management will be identified and retained by us. If we are unable to manage our growth efficiently and effectively

or are unable to attract and retain additional qualified management, then there could be a material adverse effect on our financial condition and results of operations.

5. Our Competitors are bigger and better financed. Certain of our competitors are much larger and well established and have significant financing in place for growth. Our primary competitors are well established and better capitalized. They also may have lower overhead cost structures and may, therefore, be able to provide their products and services more efficiently and at lower prices than we can. While we feel we can penetrate a portion of the existing market share of our competitors, we can give no assurance that we will ever be able to secure long-term and profitable customer accounts.

6. We are and will remain under Control By Existing Management And Stockholders. Currently and following the completion of this Offering, Peter Johnson and the other executive officers will beneficially own over 51% of the total outstanding shares of Common Stock in the Company. These persons, if acting in concert, will be able to continue to exercise control over the Company's affairs, to elect the entire Board of Directors, and to control the disposition of any matter submitted to a vote of stockholders.

7. We are Dependent On Peter Johnson and other Key Personnel. We believe that our success will depend on the experience of our key managers and other qualified executive leadership. But we will also need the services of other qualified personnel. Although we intend to enter into an employment agreement with each of our executive officers, we can't assure you that any individual will continue in such capacity for any particular period of time. The loss of key personnel or the inability to hire and retain qualified employees could have an adverse effect on our business, financial condition and results of operations.

8. Our corporate documents provide Certain Anti-Takeover Provisions. Our Board of Directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of the shares of any such series without stockholder approval. Any series of preferred stock is likely to be senior to the Common Stock with respect to dividends, liquidation rights and, possibly, voting rights. This ability to issue preferred stock could have the effect of discouraging unsolicited acquisition proposals and other attempts to buy our company.

9. Our Managers have broad discretion in Applying the Proceeds of this offering. Our management team has broad discretion to adjust the application and allocation of the net proceeds of this Offering in order to address changing circumstances and opportunities. Thus, our success will be substantially dependent upon the discretion and judgment of our management team in applying and allocating these net proceeds.

10. We may never Pay Dividends. To date, we have not paid any cash dividends on our common stock. And even if we become profitable in the future, it is likely that we will retain much or all of our future earnings to finance future growth and expansion. Therefore, we do not presently intend to pay any dividends, and it is not likely that we will pay any dividends in the foreseeable future.

11. There has been no prior market for our stock, and there may only be limited ways to transfer your shares. No prior market has existed for our securities, and we can't assure you that a market will develop subsequent to this offering. You must be fully aware of the long-term nature of an investment in the Company. The Shares are being offered and sold by reason of an exemption afforded by Section 3(b) of the Securities Act of 1933, as amended (the "Act") and Regulation A promulgated by the Securities and Exchange Commission under the Act, and similar provisions of applicable state laws. While it is our intent to apply for listing of the Shares for trading on the Over the Counter Pink Sheets Market, we can't assure you that we will be successful in such application or, that if we are successful, that a market for our common stock will ever develop or continue on the Pink Sheets or other exchange, purchasers of Shares will need to bear the economic risk of the investment for an indefinite period of time. Ownership of the Shares must be considered a long-term, non-liquid investment. Prospective investors will be required to represent in writing that they are purchasing the Shares for their own account, for long-term investment only, and not with a view towards resale, fractionalization, division, or distribution.

12. There is No Minimum Number of Shares we have to sell in this Offering. We are making this offering on a "best efforts, no minimum basis." What this means is that all the net proceeds from this Offering will be immediately available for use by us and we don't have to wait until a minimum number of Shares have been sold to keep the proceeds from any sales. We can't assure you that subscriptions for the entire Offering will be obtained. We have the right to terminate the offering of the Shares at any time, regardless of the number of Shares we have sold since there is no minimum subscription requirement. Our ability to meet our financial obligations and cash needs and to achieve our objectives could be adversely affected if the entire offering of Shares is not fully subscribed for.

13. This Memorandum contains Forward-looking Statements. The discussion in this Memorandum regarding the Company and our business and operations includes "forward-looking statements." These statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate," "intend" or "continue" or the negative version of them, other variations of them, or comparable terminology. You are cautioned that all forward-looking statements are necessarily speculative, and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements. We do not have a policy of updating or revising forward-looking statements; thus, it should not be assumed that silence by us over time means that actual events are bearing out as estimated in such forward looking statements.

14. We will Need Additional Capital. We believe, based on currently-proposed plans and assumptions relating to our operations, that the net proceeds from this Offering will not be sufficient to fund our operations and other capital needs for an extended period of time. Therefore, we contemplate that we will need to seek additional financing in order to fund growth and continuing marketing efforts. We have made no arrangements to obtain future additional financing, and we cannot assure you that such additional funds will be available or that, if available, such additional funds will be on terms acceptable to us.

15. You will suffer Immediate Dilution in value of your shares. After giving effect to the sale of all Shares of Common Stock offered by us in this offering, our existing shareholders will experience an immediate increase in net tangible book value, and purchasers of Common Stock in this offering will experience an immediate dilution in net tangible book value.

16. We have no present source of revenues. At present, we have no business operations. Our historical financial information contained in this document is of limited value to potential investors in evaluating any investment in our securities. Due to our limited financial and personnel resources, there is only a limited basis upon which to evaluate our prospects for achieving our intended business. We have only limited resources and have no operating income, revenues or cash flow from operations. Our management has not agreed in writing to provide any interim financing for any period. In addition, we will not generate any revenues unless and until we begin mining coal.

17. State Blue Sky registration: potential limitations on resale of the shares. The holders of our shares of common stock and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be significant state law restrictions upon the ability of investors to resell our securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. It is the intention of our management to seek coverage and publication of information regarding the Company in an accepted publication which permits a "manual exemption." This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. Furthermore, the manual exemption is a nonissuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities. Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they 'recognize securities manuals' but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

18. Sales of a substantial amount our common stock in the future could cause our stock price to fall. Some stockholders hold a substantial number of shares of our common stock that have not yet been sold in the public market. Further, additional shares may become available for sale upon the conversion or redemption of our convertible subordinated note. Sales of a substantial number of shares of our common stock within a short period of time in the future could impair our ability to raise capital through the sale of additional debt or stock and /or cause our stock price to fall.

19. There is no active trading market for the shares of our common stock, nor is it known whether or when an active trading market for our common stock will develop. Although we intend to apply for a listing of our common stock on a national securities exchange or for quotation on a national automated interdealer quotation system when eligible, we may not be successful and it is possible that there will not be any trading market for shares of our common stock. We intend to apply for listing of our common stock on the over-the-counter market known as the "Pink Sheets." If we are able to secure such a listing on the Pink Sheets, the liquidity of our common stock could be impaired, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of our company. As a result, prices for shares of our common stock may be lower than might otherwise prevail if our common stock was quoted on the OTC Bulletin Board or the NASDAQ Stock Market or traded on a national securities exchange, like the New York Stock Exchange or American Stock Exchange. Sales of a substantial number of shares of our common stock in the public market, including the shares offered under this memorandum, could lower our stock price and impair our ability to raise funds in new stock offerings.

20. The trading price of our common stock could entail additional regulatory requirements which may negatively affect the trading. If our shares are listed and commence trading on the Pink Sheets, the trading price of our common stock will be below $5.00 per share. As a result of this price level, trading in our common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transaction before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock. As a consequence, the market liquidity of our common stock could be severely affected or limited by these regulatory requirements.

(b) Where there is a material disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past three years, or which they have a right to acquire, there should be included a comparison of the public contribution under the proposed public offering and the effective cash contribution of such persons. In such cases, and in other instances where the extent of the dilution makes it appropriate, the following shall be given: (1) the net tangible book value per share before and after the distribution; (2) the amount of the increase in such net tangible book value per share attributable to the cash payment made by purchasers of the shares being offered; and (3) the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

Item 4. Plan of Distribution

Offering by the Company

The Shares will be sold by certain employees, officers and directors of the Company. The Offering may be withdrawn, canceled, or terminated by the Company at any time.

Subscription proceeds will be deposited directly with the Company, and no escrow arrangement will be utilized. Such proceeds will be available for immediate use by the Company, subject to rescission rights by certain state residents. No minimum number of Shares must be sold in order for the Company to use subscription funds.

The Company has the right, in its sole discretion, to reject any subscription for any reason whatsoever at any time prior to the termination of the Offering. If the Company does not accept a Subscription, then subscription funds will promptly be refunded to the subscriber, without interest.

Offering by Selling Shareholders

The shares are being registered to permit the selling shareholders and their transferees or other successors in interest to offer the shares for the duration of the Offering by the Company. Selling shareholders are under no obligation to sell all or any portion of their shares. Particular selling shareholders may not have a present intention of selling their shares and may sell less than the number of shares indicated. The following table assumes that the selling shareholders will sell all of their shares.

None of the Selling Shareholders are broker-dealers or affiliates of broker-dealers.

Name of Selling Shareholder	Shares Owned Before Offering	Shares Offered	Shares Owned After Offering	% Owned After Offering
Double Diamond Investments, Inc., a Nevada corporation	3,000,000	3,000,000	3,000,000	5.17%
Ivest Investments, LLC, a Colorado limited liability company	3,000,00	3,000,000	3,000,000	5.17%
Robert Manning Leeds, United Kingdom	1,000,000	1,000,000	1,000,000	1.72%

The shares may be sold or distributed from time to time by the selling stockholders or by pledgees, donees or transferees of, or successors in interest to, the selling stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, after the shares are trading, if ever, at market prices prevailing at the time of sale.

Restrictions on Transferability

Prior to this offering, there has been no public market for the common stock of the Company and there can be no assurances that any trading market will develop. Accordingly, there may never be a public resale market for the Shares. The Shares have not been registered under the Securities Act of 1933, as amended, or the laws of any state jurisdiction. Such securities may be sold or otherwise transferred by an investor only if the investor complies with all applicable state and federal securities laws. The Company does not intend to register the Shares.

The availability of Federal and state exemptions and the legality of the offer and sale of the Shares are conditioned upon, among other things, the fact that the purchase of Shares by all investors will be for investment purposes only and not with a view to resale or distribution. Accordingly, each prospective investor will be required to represent in the Subscription Agreement that it is purchasing the Shares for its own account and for the purpose of investment only, not with a view to, or in accordance with, the distribution of sale of the Shares and that it will not sell, pledge, assign or transfer or offer to sell, pledge, assign or transfer any of its Shares without an effective registration statement under the Securities Act, or an exemption therefrom and an opinion of counsel acceptable to the Company that registration under the Securities Act is not required and that the transaction complies with all other applicable Federal and state securities laws.

(e) (1) Describe any arrangements for the return of funds to subscribers if all of the securities to be offered are not sold; if there are no such arrangements, so state.

There are currently no arrangements for the return of funds to subscribers if all of the securities to be offered are not sold.

(2) If there will be a material delay in the payment of the proceeds of the offering by the underwriter to the issuer, the salient provisions in this regard and the effects on the issuer should be stated.

N/A

Item 5. Use of Proceeds to Issuer

The Company shall receive no proceeds from the shares sold by the selling shareholders. The Company will only receive the proceeds of the 10,000,000 shares to be sold in the future directly by the Company. There is no guarantee that the shares will be sold.

Approximately $800,000 of the proceeds will be used for Marketing Expenses and $1,190,000 for General Working Capital, software development, and client support.

Item 6. Description of Business

We are a holding company that, through our operating subsidiary, ActivAeon Ltd., based in the United Kingdom, develops innovative software that focuses on sophisticated License management solutions for the numerous software licenses held by businesses. These solutions are the latest in real-time software licensing, monitoring, and reporting, providing customers with freedom from unpredictable licensing costs and vital information about software usage.

We have a close relationship with our major industry partner, Microsoft® Corporation, which gives us great understanding of the market it operates within as well as a thorough knowledge of the needs of its client base. Our ability to provide clients with a "Definitive reporting solution for Microsoft® service provider licensing" gives us, we believe, a distinct competitive advantage. All of our products have been developed with close cooperation with Microsoft. The main industry business driver for the product development was a Fundamental Industry Shift where software applications emerged as "Pay as you Use" commodities. The "activAeon" software was initially launched at the Microsoft Partner Conference in Atlanta, Georgia, in 2004, where it received wide interest and acceptance. The interest generated from this event lead to several implementations of the product in association with Microsoft in the US, France and Australia.

The size of the global market for license management software is approximately $150 million per year and is predicted to grow 10 fold in North America in 4 years. By 2008, it is estimated that 34% of all software will be subscription-based, and with Broadband internet access becoming commonplace and Web hosting becoming profitable, many companies will be purchasing desktop and server applications on a pay-per-use basis instead of the historical annual license fees. The main issue of this model is that reporting of the per use activity can be complex, time consuming and inaccurate. ActivAeon products (found at www.activAeon.com) automate this process for the software provider and generate a range of intuitive, wizard-driven reports from license usage to session activity and user activity.

Market Overview

IDC, the premier global provider of market intelligence, advisory services, and events for the information technology and telecommunications industries, predicts that by 2008, 34% of all Microsoft software will be subscription based. "Organizations that implement good software asset management will save 10% to 30% of their annual software costs and pay for the investment within one year. Savings come from accurate license numbers compared to usage and the elimination of the risk of legal action over too few licenses." Source: Gartner Group, January 2003. "The threat of audit is forcing many organizations to re-evaluate license compliance practices. For many, the license compliance process today is ad hoc, requiring error-prone manual effort and spreadsheets." Source: AMR

Our Products

AactivAeon XA is an application designed specifically for organizations governed by the Microsoft® Service Provider License Agreement (SPLA) that provides freedom from unpredictable licensing costs and vital information about software usage. activAeon XA enables service providers to make an informed choice on the most cost-effective method of licensing their software to end users. The SPLA arena is the fastest growing sector of the Microsoft Corporation.

Version 1 of activAeon was released in June of 2004 to a select number of customers recommended by Microsoft. activAeon is now marketed world-wide in conjunction with Microsoft Account Managers and 2 major Resellers. Further launches and releases are being made in 2005 to include tracking new Microsoft server applications. activAeon XA Version 2 was previewed at the Microsoft Asia/Pacific Conference in Brisbane, Australia in August 2004. In early 2005, a full release of the product was made in Europe and the Middle East through Microsoft "Hosted Horizons Events" in conjunction with Hewlett Packard ("HP") and Software Spectrum, Inc ("SSI"). We have now finalized our major reseller agreements with both HP and SSI. The vision of both of these major international companies is to become a major force in the pay-per-use licensing arena, irrespective of operating systems and platforms. Our business partnership with these companies has now been given a prime UK site as a major pilot, which commenced in May 2005.

SSI began promotional activities in 2005, concentrating its initial efforts in the UK, Netherlands and Germany. SSI has advised us that it plans a role out into the North American market in Summer 2005. HP has a strong position in Europe, including a chain of strategic resellers, and has advised us that they will market activAeon XA v.2 within this region in the third quarter of 2005 and then in North America in the 4th quarter of 2005.

The Service Provider License Agreement enables service providers to license Microsoft® products on a monthly basis to provide services and hosted applications to their end users/ customers. The benefits of this licensing program include:

- Competitive pricing - the current versions of products are available in the program for one simple monthly price
- Pricing stability – price changes only occur on an annual basis
- Standardized reporting – a web-based order—entry tool is used by service providers to report their monthly license usage to Microsoft®
- Cash flow management – minimal start-up costs and service providers only pay for licenses actually used in the month
- Flexibility – service providers can choose how to license individual products on a monthly basis, either per processor or per subscriber

activAeon XA has been developed with the entire software vendor market in mind. Third party applications can also be monitored in real-time by our software; consequently, our products can be customized for software vendors who are considering "Pay on Demand" licensing models. We see this as an additional market and will fully explore opportunities with independent software vendors in the near future. This is an emerging market with interested companies such as Sage and Peoplesoft/Oracle being quoted recently in the press.

HP (www.hp.com) and SSI (www.softwarespectrum.com) have recently been appointed by Microsoft as global resellers of the SPLA program.

Key Benefits of activAeon XA. activAeon XA enables companies to generate vital information regarding software license and user activity. activAeon combines real-time reporting of application usage within terminal services and other environments with license analysis, enabling realization of license cost savings. This is completed in accordance with the guidelines for products supported on the SPLA program, enabling client organizations to realize the Key Benefits detailed below.

ActivAeon XA reporting is over 90% accurate and consistently reliable. Its extensive reporting capabilities provide easy access to all application usage and session activity data collected, to assist with the required returns to either Microsoft or to the approved Microsoft reseller. In addition, the reports generated by activAeon XA can be used by companies to help them profile and bill end users and investigate return on investment. Its reporting highlights dormant users and allows provisioning of applications against profiled usage to consistently ensure Best Value reporting. The benefits are:

- Improved cash flow management, achieved by actual license usage reporting.
- Determine the most cost-effective method of licensing by providing exact usage figures.
- Seamless integration of software releases to ensure effective resource management. Clients automatically receive updates in line with licensing or product changes on the SPLA program; removing complexities and saving valuable time.
- Identify dormant users, for further licensing savings.
- Prompt generation of the MOET report by activAeon XA to over 90% accuracy with minimal effort, to achieve regular Microsoft® rebates.
- Increased staff productivity and efficiency through automated data collection.
- Reduced time spent managing license related queries.
- Ongoing compliance with the Microsoft® SPUR (Service Provider Use Rights) Agreement.
- Improved market analysis and business strategy development.
- Improved marketing strategies and ARPU through advanced end-user profiling.

Design. ActivAeon operates a full in-house design and marketing team. Given our understanding of the Licensing market, we can tailor our marketing strategies for variations in global agreements and promotion of the activAeon service. The service is well geared towards creative design and production for above and below-the-line advertising campaigns using both traditional and new media.

Target Markets. The overall target market for our products and services has been segmented into three individual market sectors and reflect Microsoft's geographical business regions:

- North America. This is the largest market and is predicted to grow rapidly in terms of SPLA takeup. Current Target List of 900 organizations. Discussions underway with major companies, including Telus, Navisite and John Deere.

- EMEA. The geographical region covers all of Europe, Africa, and the Middle East. Current Target List of 320 companies. At present discussions underway way with companies, including BT, Colt Telecom, Deutsche Telecom, T Systems and Easy net. T Systems initial contract has been secured by the company

- AsiaPacific. This area covers Australasia, and the Far East. Current Target List of 86 organizations. At present discussions underway way companies including IBM global (AUS), Webcentral and BlueFire, WebResource and Newlease

Market Size. The "Pay as you go" market is currently dominated by the Microsoft Corporation, which represents over 80% of desktop applications sold globally and 56% of all server applications. The market trends and size detailed above demonstrate a gap in the market for a technically sound, compelling solution. activAeon delivers both these factors to SPLA customers, providing the opportunity to exploit a rapidly growing and buoyant marketplace.

ActivAeon has positioned itself as a market leader in the provision of applications and associated services. Through use of marketing and public relations, we have been able to reinforce the fact that ActivAeon is more than a software development company. Research undertaken at the outset has provided us with an in-depth understanding of the industry we work within, and has resulted in our generating a level of high regard from our target customers. In addition, our approach to pricing has provided a key differentiator within the marketplace.

The level of direct competition for activAeon is currently relatively low, and can be segmented into two main categories: existing offerings and home based applications.

- Existing Independent Software Offerings. Several independent software vendors produce products within the audit/tracking/asset management field. However, none of them can report in real time on license usage. One of the unique selling points of activAeon XA is its sophisticated reporting into the "MOET" template, which is highly granular, i.e. not only do we capture the data, but also we are able to disseminate the data into the correct Microsoft part codes for each country, with an accuracy of greater than 98%. This means that the ordering process from client to Microsoft is accurate and totally automated. Research has shown that this will save organizations which are on the SPLA program at least 15 man hours per month. No other vendor has been invited by Microsoft to integrate into its reporting systems.

- Home Based Solutions. On eight occasions, we have identified SPLA customers who have attempted to produce a reporting tool for SPLA, in an attempt to overcome the obstacle of accurate reporting. Feedback indicates that these in-house solutions are a basic attempt to capture data, the solutions are not automated, and they do not employ dynamic fully automated wizards or reports. ActivAeon does not see home-based solutions as a viable threat to our product set.

Because activAeon XA has been designed to complement the Microsoft SPLA program, pricing is relative to a prospective Microsoft outlay and is based on the number and type of servers. activAeon XA is available in two licensing methods: either on a non-perpetual (monthly subscription basis) or a perpetual (capital purchase) basis. Resellers are offered a margin through a discount of 35% on non-perpetual and 40% on perpetual. Nonperpetual contracts have a minimum 3 years, and are renewable. Pricing offers and discounts are offered occasionally as ways of closing a sale. Similarly, we might include bespoke reports as a method of negotiation. Discounts are limited so that break-even is achieved against the cost of sale and so that resellers are not undercut in their pricing. Value can also be added and revenues boosted by activCover, a support service that is available at various service levels.

Item 7. Description of Property

The Company's UK operating subsidiary, ActivAeon Ltd., currently leases approximately 2300 square feet of office space at Riverside Suite, Business Innovation Centre, Sunderland, SR5 2TJ England, with monthly rental of approximately $5000. This lease is effective through January 1, 2006, and is renewable for 5 years on similar terms.

Item 8. Directors, Executive Officers and Significant Employees

Peter G. Johnson (49), President; Managing Director of ActivAeon Ltd. Mr. Johnson has a long history in the software industry. Prior to forming ActivAeon in 2004, he worked at senior management of several influential software houses, including a prominent company providing IT to local businesses. From 1999 through 2004, Mr. Johnson served as a Managing Director of Techtonic Ltd., a specialist IT company focusing on information security and support on a national basis. Mr. Johnson is married to Lisa Illingsworth-Johnson.

Lisa Illingworth-Johnson Director; Sales & Marketing Director of ActivAeon Ltd. Ms. Illingsworth-Johnson is principally responsible for overall sales and marketing of the ActivAeon product set. Her vast experience within pharmaceutical sector, in marketing, key accounts and sales management is tremendous resource for ActivAeon Inc. From 2002 to 2004 Ms. Illingworth-Johnson served as a Sales and Marketing Director of Techtonic Ltd., overseeing marketing team and developing marketing and growth strategies. Between 1994 and 2004, Ms. Illingsworth-Johnson served as a Regional Sales Manager at Bayer, plc, where she managed a team of sales representatives and developed training programs and business strategies. Ms. Illingsworth-Johnson is married to Peter G. Johnson.

Julien Parven, Commercial Director, is responsible for day to day management of ActivAeon. Mr. Parven has an extensive experience in marketing and business development. Prior to joining ActivAeon, he served as a Commercial Manager at Techtonic Ltd. Between 1999 and 2002, Mr. Parven held the position of Commercial Manager at Cityphone Ltd., a cellular distributor and retailer. Prior to that, Julien's experience includes managing his marketing consultancy and launching a suite of specialist communications products to Graphics Arts market in the UK.

Item 9. Remuneration of Directors and Officers

Name	Title	Annual Compensation
Peter G. Johnson	President	$109,090
Lisa Illingworth-Johnson	Sales & Marketing Director	$87,272
Julien Parven	Commercial Director	$53,971

All compensation is paid by ActivAeon, Ltd, by company check on regular payroll periods. None of the officers or Directors has stock options or other benefits, other than customary health insurance and employee benefits under United Kingdom law.

Item 10. Security Ownership of Management and Certain Securityholders

Prior to this Offering, the Company had approximately 48,000,000 shares of its Common Stock issued and outstanding. The following table sets forth, as of August 26, 2005, the beneficial ownership of the Company's Common Stock (i) by the only persons who are known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) by each director of the Company; and (iii) by all directors and officers as a group.

Name of Beneficial Owner	Address	Shares of Common Stock Owned	% of Total Before Offering	% of Total After Offering
Peter Johnson- Director/CEO	21 Millfield Rd, Whickham NE16 4QA England	20,094,183	49.01%	41.86%
Lisa Johnson- Director	21 Millfield Rd, Whickham NE16 4QA England	4,017,196	9.80%	8.37%
Julien Parven- Director	89 Walkworth Woods, Newcastle Upon Tyne, NE3 5RD, England	409,918	0.99%	0.85%
Christine Grainger	The Riverside Suite, Business & Innovation Centre, Sunderland, SR5 2TJ England	4,017,196	9.80%	8.37%
Anton Reardon	The Riverside Suite, Business & Innovation Centre, Sunderland, SR5 2TJ England	4,017,196	9.80%	8.37%
Dean Henry	The Riverside Suite, Business & Innovation Centre, Sunderland, SR5 2TJ England	8,034,393	19.60%	16.75%
iVest Investments, LLC	255 S. Orange Ave., Suite 1201 Orlando, FL 32801	3,000,000	6.25%	5.17%
Double Diamond Investments, Inc.	280 Wekiva Springs Rd, Ste.201 Longwood, FL 32779	3,000,000	6.25%	5.17%
All officers and directors as a group		24,521,297	59.8%	51.08%

Item 11. Interest of Management and Others in Certain Transactions

None.

Item 12. Securities Being Offered

The following description of the rights and preferences of the Company's capital stock is merely a summary. Each prospective investor should refer to the Company's Articles of Incorporation for a complete description of the Company's capital stock as well as to the applicable statutes of the State of Nevada for a more complete description concerning the rights and liabilities of stockholders. A Copy of the Certificate of Incorporation, as amended to date, is attached hereto as Exhibit "A".

The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock, with a par value of $.0001 per share, of which 48,000,000 shares are issued and outstanding, and 20,000,000 shares of Preferred Stock, with a par value of $.0001 per share, none of which has been issued or is outstanding.

Common Stock

Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription rights. The Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. Upon liquidation or dissolution of the Company, whether voluntary or involuntary, holders of shares of Common Stock are to share equally in the assets of the Company available for distribution to stockholders. All outstanding shares of Common Stock are validly authorized and issued, fully paid and nonassessable, and all shares to be sold and issued as contemplated hereby will be validly authorized and issued, fully paid and nonassessable. The Board of Directors is authorized to issue additional shares of Common Stock, not to exceed the amount authorized by the Company's Articles of Incorporation, on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action.

Each holder of Common Stock is entitled to one vote per share on all matters on which such stockholders are entitled to vote. Since the shares of Common Stock do not have cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors. Peter Johnson, CEO and Chairman, as the holder of more than 50% of the outstanding shares of Common Stock, has the power to elect all directors.

Holders of the Company's Common Stock are entitled to dividends when, as, and if declared by the Board of Directors out of funds legally available therefore. The Company does not anticipate the declaration or payment of any dividends in the foreseeable future. The Company intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, the Company's financial condition, capital requirements, general business conditions, and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

Preferred Stock

The terms, preferences, limitations and relative rights of the Preferred Stock are as follows:

(a) The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in these Articles of Incorporation or any amendment hereto, including (but without limiting the generality of the foregoing) the following:

(i) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by resolution by the Board of Directors;

(ii) the rate of dividends payable on shares of such series, the times of payment, whether dividends shall be cumulative, the conditions upon which and the date from which such dividends shall be cumulative;

(iii) whether shares of such series can be redeemed, the time or times when, and the price or prices at which shares of such series shall be redeemable, the redemption price, terms and conditions of redemption, and the sinking fund provisions, if any, for the purchase or redemption of such shares;

(iv) the amount payable on shares of such series and the rights of holders of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation;

(v) the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of Common Stock or shares of any other class or series of Preferred Stock and the terms and conditions of such conversion or exchange; and

(vi) the rights, if any, of the holders of shares of such series to vote.

(b) Except in respect of the relative rights and preferences that may be provided by the Board of Directors as hereinbefore provided, all shares of Preferred Stock shall be of equal rank and shall be identical, and each share of a series shall be identical in all respects with the other shares of the same series.

Part F/S

ActivAeon USA, Inc.
(A Development Stage Company)
Consolidated Balance Sheet
June 30, 2005

ASSETS	
Cash	$ 177
Accounts receivable	17,700
Total current assets	17,877
Equipment and furnishings, net of accumulated depreciation of $13,275	53,100
Capitalized software, net of accumulated amortization of $18,867	1,062,000
Goodwill	94,512
	$ 1,227,489
LIABILITIES AND STOCKHOLDERS' EQUITY	
Accounts payable	$ 53,100
Accrued interest	7,124
Business Overdraft Facility	177,000
Total current liabilities	237,224
LONG-TERM LIABILITIES	
Loans from directors	247,800
Loan from related party	742,465
Total long-term liabilities	990,265
STOCKHOLDERS' EQUITY	
Common stock, par value .$.0001, authorized 200,000,000 shares 41,000,000 shares issued and outstanding	4,100
Additional paid in capital	99,262
Deficit accumulated in the development stage	(103,362)
Total stockholders equity	-
	$ 1,227,489

AcitvAeon USA, Inc.
(A Development Stage Company)
Consolidated Statement of Operations
Form Inception, July 26, 2004 to June 30, 2005

Revenue	$ 78,532
Operating expenses:	
Salaries and wages	121,561
Depreciation and amortization	32,142
Interest expense	7,124
Other selling and general expenses	21,067
Total operating expenses	181,894
Net loss	$ (103,362)
Loss per share	$ (0.00)

ActivAeon USA, Inc.
(A Development Stage Company)
Consolidated Statement of Cash Flows
From Inception, July 26, 2004 to June 30, 2005

OPERATING ACTIVITIES	
Net income	$ (103,362)
Adjustments to reconcile change in net deficit to net cash (used) by operating activities	
Depreciation and amortization	32,142
Changes in :	
Accounts receivable	(17,700)
Accounts payable	53,100
Accrued interest	7,124
NET CASH (USED) BY OPERATING ACTIVITIES	(28,696)
INVESTING ACTIVITIES	
Capitalized software	(1,080,867)
Purchases of property and equipment	(66,375)
NET CASH (USED) BY INVESTING ACTIVITIES	(1,147,242)
FINANCING ACTIVITIES	
Proceeds from loan from related party	742,465
Sales of common stock	8,850
Proceeds from loans from directors	247,800
Proceeds from business overdraft facility	177,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,176,115
NET INCREASE IN CASH	177
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	-
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 177

Supplemental non-cash information:

Exchange of common stock for ActivAeon Limited	$ 94,512

ActivAeon USA, Inc.
(A Development Stage Company)
Consolidated Statement of Stockholders' Equity and Accumulated Deficit
From Inception, July 26, 2004 to June 30, 2005

	Common Stock		Additional paid in Capital	Accumulated Deficit	Total
	Shares	Par Value			
Balance June 30, 2004	-	$ -	$ -	$ -	$ -
Sale of Common Stock	41,000,000	4,100	4,750		8,850
Acquisition of ActivAeon Limited			94,512		94,512
Loss in current year				(103,362)	(103,362)
	41,000,000	$4,100	$ 99,262	$(103,362)	$ -

ActivAeon USA, Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
June 30, 2005

Note A – Summary of Significant Accounting Policies

Nature of Business

ActivAeon USA, Inc. (the Company) is organized under the laws of the State of Nevada. The Company was formed for the purpose of purchasing ActivAeon, Limited, a British company. The Company is in the business of developing innovative software that focuses on sophisticated license management solutions, with the very latest in real time software licensing monitoring and reporting, providing customers with freedom from unpredictable licensing costs and vital information about software usage.

With all product research, development and marketing being undertaken internally, the Company is uniquely placed to provide clients with technically robust and effective solutions. The close relationship with a major partner, Microsoft Corp®, Redmond, Washington, USA, provides the Company support with detailed knowledge of how products are licensed. Since its inception, the Company has generated limited revenues from operations and is subject to all the risks, expenses, delays and difficulties encountered in the development stage. As a result, there can be no assurance as to when, or if the Company will achieve future profitable operations.

The Company maintains its books and records in British Pound Sterling. The Company re-measures Pound Sterling into United States dollars as if the Company had maintained its books and records in United States dollars. To accomplish this the Company re-measures balance sheet and income statement items into United State dollars based upon historical and current exchange rates between the British Pound Sterling and the United States dollars. The Company utilized an average exchange rate of $1.77 for each Pound Sterling. The Company believes the re-measurement differences are immaterial and therefore no adjustments have been made to the financial statements.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of ActivAeon USA, Inc. and its wholly owned subsidiaries ActivAeon, Limited. Inter-company transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturity of three months or less, when purchased, to be cash equivalents.

Note A – Summary of Significant Accounting Policies (continued)

Allowances for Doubtful Accounts and Returns

The Company records allowances for doubtful accounts based upon a specific review of all significant outstanding invoices. These amounts are charged off as management determines necessary.

Equipment and Furnishings

Equipment and furnishings are stated at cost. Depreciation is provided using a straight-line method over the estimated useful lives of the assets.

Software Development Costs

Software development costs have been capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." The capitalization of these costs begins when a product's technological feasibility has been established, and ends when the product is available for general release to clients. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life, and changes in software and hardware technologies. The Company capitalizes software development costs associated with each subsequent enhancement of its product upon the achievement of technological feasibility. Software development costs, including enhancements, are amortized to cost of revenue, using the straight-line method over ten (10) years or the expected life of the product, whichever is less. Research and development costs incurred prior to the establishment of technological feasibility are expensed as incurred. Such amounts for the periods presented are not significant.

Goodwill

Goodwill is recognized for the excess of the purchase price of ActivAeon, Limited over the net amounts assigned to the acquired assets and liabilities assumed. Goodwill has not been amortized but is evaluated annually for impairment.

Revenue recognition

The Company derives revenue from the sale of software, which includes new software license and software license updates and product support revenues.

New software license revenues represent all fees earned from granting customers licenses to use the Company's technology. While the basis for software license revenue recognition is substantially governed by the provisions of Statement of Position No. 97-2,

Note A – Summary of Significant Accounting Policies (continued)

Software Revenue Recognition, issued by the American Institute of Certified Public Accountants, the Company exercise judgment and use estimates in connection with the determination of the amount of software revenues to be recognized in each accounting period.

For software license arrangements that do not require significant modification or customization of the underlying software, the Company recognizes new software license revenue when: (1) a legally binding arrangement with a customer for the license of software is completed; (2) delivery of products is complete; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable. Substantially all of the Company's new software license revenues are recognized in this manner.

Net (loss) per share

Primary earnings-per-share computations are based on the weighted average number of shares outstanding during the period. The weighted-average number of shares outstanding was 41,000,000 for the period from inception, July 26, 2004 through June 30, 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that are potentially subject to concentrations of credit risk consist primarily of trade receivables. The risk with respect to trade receivables is mitigated by credit evaluations the Company performs on its customers, short duration of collection terms and by the diversification of the customer base.

Note B – Acquisition of ActivAeon Limited

100% of ActivAeon Limited was purchased by an exchange of 41,000,000 shares of common stock. ActivAeon operations were included in the financial statement of the Company from July 26, 2004 to June 30, 2005.

The purchase price was allocated to assets purchased and liabilities assumed as follows:

Assets	
Cash	$ 177
Accounts receivable	$ 17,700
Property and equipment	$ 53,100
Capitalized software	$1,062,000

Liabilities

Accounts payable	$ 53,100
Accrued interest	$ 7,124
Business overdraft facility	$ 177,000
Loans from directors and related parties	$ 990,265

The excess of purchase price of ActivAeon, Limited over the net amounts assigned to the acquired assets and liabilities assumed was $94,512 and is classified as goodwill.

Note C – Going Concern

These financial statements are prepared on a going concern basis that assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and the amounts which may be different from those shown in these financial statements. The ability to continue as a going concern is dependent on its ability to:

Obtain additional debt and equity financing.
Generate profitable operations in the future.

The Company has initiated several actions to generate working capital and improve operating performances, including equity and debt financing and cost reduction measures. There can be no assurance that the Company will be able to successfully implement its plan, or if successfully implemented the Company will achieve its goals. Furthermore, if the Company is unable to raise additional funds it may be required to reduce its workforce, reduce compensation levels, reduce dependency on outside consultants, modify its growth and operating plans, and even be forced to terminate operations completely.

Note D – Equipment and furnishings

Equipment and furnishings at June 30, 2005, is summarized as follows:

Equipment	$48,675
Furnishings	17,700
Total equipment and furnishings	66,375
Less: accumulated depreciation	(13,275)
Equipment and furnishings, net	$53,100

Note E – Long-term debt

The director loan is from the Company's Managing Director. Monthly payments are approximately $4,100 plus interest at the rate of 5.75% per year. The loan matures in January 2011.

The following is a schedule of maturities:

2006	$24,600
2007	$49,200
2008	$49,000
2009	$49,200
2010	$49,200

Note F – Line of credit

The Company has a $177,000 business overdraft facility with a bank, which has been fully utilized at June 30, 2005. The advances on the line of credit are due on December 31, 2005 and carry an interest rate of 2.0% above the banks base rate. The bank base rate at June 30, 2005 was 4.75%. The Company's Managing Director and Sales Director of the Company have presumably guaranteed the business overdraft facility.

Note G – Related party transactions

On January 1, 2005, the Company entered into an agreement with the Company's Managing Director in exchange for the computer software underpinning the Company's product for $742,465 payable to the Company's Managing Director on January 1, 2010. Other intangibles held by the Company include the source code, which is currently held on CD ROM at the main trading address and is regularly backed up, archived, updated and stored off site for security purposes.

The following shareholders have employment agreements with the Company:

	Ownership %	Compensation
Andrew Bowman	1.00%	$46,020
Julien Parven	1.00%	$71,685

Note H – Lease

The Company leases office space under operating lease arrangements. Future minimum payments under the non-cancelable operating lease as of June 30, 2005, is approximated as follows:

2006	$98,000

Rent expense during the year ended June 30, 2005 was $21,000.

Note I – Income Taxes

The Company has incurred losses since its inception. Due to the uncertainty of the realization of the tax loss carry-forward, the Company has established a 100% valuation allowance against the carry-forward benefit.

The Company has net operating loss carry forwards totaling approximately $103,000.

COMPILATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
ActivAeon, USA, Inc.

We have compiled the accompanying balance sheet of ActivAeon, USA, Inc. and subsidiary as of June 30, 2005 and the related consolidated statements of operations, stockholders' deficit and cash flows for the period from inception, July 26, 2004 through June 30, 2005, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accounts.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

RICHARD L. BROWN & COMPANY, P.A.

September 2, 2005
Tampa, Florida

PART III — EXHIBITS

Item 1. Index to Exhibits

2.1 State of Nevada Corporate Charter dated June 7, 2005.
2.2 State of Nevada Certified Articles of Incorporation dated June 7, 2005.
2.3 Corporate Bylaws of ActivAeon USA, Inc. dated June 8, 2005

6.1 Employment Contracts for all directors and employees of ActivAeon USA, Inc.

Item 2. Description of Exhibits

2.4 State of Nevada Corporate Charter dated June 7, 2005.
2.5 State of Nevada Certified Articles of Incorporation dated June 7, 2005.
2.6 Corporate Bylaws of ActivAeon USA, Inc. dated June 8, 2005

6.2 Employment Contracts for all directors and employees of ActivAeon USA, Inc.

Signature page to follow

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunderland, Country of England, on August 26, 2005 .

ActivAeon USA, Inc.

By:



(Date) August 26, 2005

Peter Johnson, President & CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



(Date) August 26, 2005

Lisa Illingworth-Johnson, Vice President Marketing & Sales, Director



(Date) August 26, 2005

Julien Parven, COO, Director



(Date) August 26, 2005

J. Bennett Grocock, Legal Counsel

EXHIBIT 2.1

SECRETARY OF STATE


STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **ACTIVAEON USA, INC.**, did on June 7, 2005, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.



IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on June 7, 2005.

DEAN HELLER
Secretary of State

By
Certification Clerk

EXHIBIT 2.2

STATE OF NEVADA



OFFICE OF THE
SECRETARY OF STATE

Certified Copy

June 7, 2005

Job Number: C20050607-0851
Reference Number:
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20050215923-39	Articles of Incorporation	3 Pages/1 Copies



Respectfully,

DEAN HELLER
Secretary of State

By

Certification Clerk

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity # E0351432005-4
Document Number: 20050215923-39

Date Filed: 6/7/2005 8:00:08 AM
In the office of
Dean Heller
Secretary of State

Articles of Incorporation
(PURSUANT TO NRS 78)

Important: Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	ACTIVAEON USA, INC.
2. Resident Agent Name and Street Address:	CORPORATION TRUST COMPANY OF NEVADA (Name) 10100 NEIL RD., STE. 500 (Street Address) RENO (City), NEVADA 89511 (Zip Code) Optional Mailing Address / City / State / Zip Code
3. Shares:	(SEE EXHIBIT "A") Number of shares with par value: 220,000,000 Par value: $.0001 Number of shares without par value:
4. Names & Addresses of Board of Directors/Trustees:	1. JULIEN PARVEN (Name) 39 WALKWORTH WOODS, NEWCASTLE, UPON TYNE NE55RD U.K. (Street Address) 2. LISA JANE ILLINGWORTH-JOHNSON OF STRONSAY (Name) 21 MILLFIELD RD., WHICKHAM NE16 4QA U.K. (Street Address) 3. PETER GEORGE JOHNSON OF STRONSAY (Name) 21 MILLFIELD RD., WHICKHAM NE16 4QA U.K. (Street Address)
5. Purpose:	The purpose of this Corporation shall be: ANY LEGAL PURPOSE
6. Names, Addresses and Signature of Incorporator:	J. BENNETT GROCOCK (Name) [signature] (Signature) 255 S. ORANGE AVE, STE. 1201 (Address) ORLANDO (City) FL (State) 32801 (Zip Code)
7. Certificate of Acceptance of Appointment of Resident Agent:	I hereby accept appointment as Resident Agent for the above named corporation. PETER F. SOUZA [signature] Authorized Signature of R.A. or On Behalf of R.A. Company — 6/7/05 (Date)

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State Form 78 ARTICLES

Exhibit A

AUTHORIZED STOCK.

1. Authorized Stock. This corporation is authorized to issue the following shares of capital stock:

(a) Common Stock. The aggregate number of shares of Common Stock which the corporation shall have the authority to issue is Two Hundred Million (200,000,000) shares, par value $0.0001 per share.

(b) Preferred Stock. The aggregate number of shares of Preferred Stock which the corporation shall have the authority to issue is Twenty Million (20,000,000) shares, par value $0.0001 per share.

2. Description of Common Stock. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and may not cumulate their votes for the election of directors. Shares of Common Stock are not redeemable, do not have any conversion or preemptive rights, and are not subject to further calls or assessments once fully paid.

Holders of Common Stock will be entitled to share pro rata in such dividends and other distributions as may be declared from time to time by the board of Directors out of funds legally available therefor, subject to any prior rights accruing to any holders of preferred stock of the Company. Upon liquidation or dissolution of the Company, holders of shares of Common Stock will be entitled to share proportionally in all assets available for distribution to such holders.

3. Description of Preferred Stock. The terms, preferences, limitations and relative rights of the Preferred Stock are as follows:

(a) The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in this Certificate of Incorporation or any amendment hereto, including (but without limiting the generality of the foregoing) the following:

(i) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (but not above the total number of authorized shares of Preferred Stock and, except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by resolution by the Board of Directors;

(ii) the rate of dividends payable on shares of such series, the times of payment, whether dividends shall be cumulative, the conditions upon which and the date from which such dividends shall be cumulative;

(iii) whether shares of such series can be redeemed, the time or times when, and the price or prices at which shares of such series shall be redeemable, the redemption price, terms and conditions of redemption, and the sinking fund provisions, if any, for the purchase or redemption of such shares;

(iv) the amount payable on shares of such series and the rights of holders of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation;

(v) the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of Common Stock or shares of any other class or series of Preferred Stock and the terms and conditions of such conversion or exchange; and

(vi) the rights, if any, of the holders of shares of such series to vote.

(b) Except in respect of the relative rights and preferences that may be provided by the Board of Directors as hereinbefore provided, all shares of Preferred Stock shall be of equal rank and shall be identical, and each share of a series shall be identical in all respects with the other shares of the same series.

EXHIBIT 2.3

BYLAWS

OF

ACTIVAEON USA, INC.

Article I. Meeting of Shareholders.

Section 1. Annual Meeting. The annual meeting of the shareholders of this Corporation shall be held following the end of the Corporation's fiscal year at such time as determined by the Board of Directors. The annual meeting shall be held for the election of directors of the Corporation and the transaction of any business that may be brought before the meeting. The annual meeting of the shareholders for any year shall be held no later than sixteen months (16) after the last preceding annual meeting of shareholders.

Section 2. Special Meetings. Special meetings of the shareholders shall be held when directed by the Chairman of the Board, the President or the Board of Directors, or when requested in writing by the holders of the voting rights to not less than one-third of all the shares entitled to vote at such meeting. A meeting requested by shareholders shall be called for on a date not less than ten nor more than sixty days after the request is made. The call for the meeting shall be issued by the Secretary, unless the Chairman of the Board, the President, Board of Directors, or shareholders requesting the calling of the meeting shall designate another person to do so.

Section 3. Place. Meetings of shareholders may be held either within or without the State of Nevada. Unless otherwise directed by the Board of Directors, meetings of the shareholders shall be held at the principal offices of the Corporation.

Section 4. Notice. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each shareholder of record entitled to vote at such meeting not less than ten or more than sixty days before the meeting, either personally or by first-class mail, by or at the direction of the Chairman of the Board, the President, the Secretary, or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

Section 5. Waiver of Notice of Meetings of Shareholders. Any notice required to be given to any shareholder of the Corporation by law or under the provisions of the articles of incorporation of the Corporation or these Bylaws may be waived by a waiver in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or conveyed.

Section 6. Notice of Adjourned Meetings. When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and any business may be transacted at the adjourned meeting that might have been transacted on the original date of the meeting. If, however, after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given as provided in Section 4 of these Bylaws to each shareholder of record on the new record date entitled to vote at such meeting.

Section 7. Closing of Transfer Books and Fixing Record Date. For the purpose of determining shareholders entitled to notice of, or to vote at, any meeting of shareholders or any adjournment thereof or entitled to receive payment or any dividend, or in order to make a determination of shareholders for any other purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period not to exceed, in any case, sixty days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of, or to vote at, a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting.

In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than sixty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action requiring such determination of shareholders is to be taken.

If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice or to vote at a meeting of shareholders or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders.

When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting.

Section 8. Voting Record. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make, at least ten days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, with the address of, and the number and class and series, if any, of shares held by, each. Such list shall be kept on file at the registered office of the Corporation, at the principal place of business of the Corporation, or at the office of the transfer agent or registrar of the Corporation for a period of ten days prior to such meeting, and shall be subject to inspection by any shareholder at any time during normal business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder at any time during the meeting.

If the requirements of this Section have not been substantially complied with, the meeting shall be adjourned on the demand of any shareholder in person or by proxy until the requirements are complied with. If no such demand is made, failure to comply with the requirements of this Section shall not affect the validity of any action taken at such meeting.

The requirements of this Section shall not apply unless and until the Corporation shall have at least six shareholders.

Section 9. Shareholder Quorum and Voting. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. When a specified item of business is required to be voted on by a class or series of stock, a majority of the shares of such class or series shall constitute a quorum for the transaction of such item of business by that class or series.

If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders unless the vote of a greater number or voting by classes is required.

After a quorum has been established at a shareholders' meeting, the subsequent withdrawal of shareholders, so as to reduce the number of shares entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.

Section 10. Voting of Shares. The holders of common stock shall possess and exercise exclusive voting rights. Each outstanding share of common stock shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

Treasury shares, shares of this Corporation's own stock owned by another corporation the majority of the voting stock of which is owned or controlled by this Corporation, and shares of this Corporation's own stock held by a corporation in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

A shareholder may vote either in person or by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact.

At each election for directors, every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected at that time and for whose election he has a right to vote.

Shares entitled to be voted standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent, or proxy designated by the bylaws of the corporate shareholder or, in the absence of any applicable bylaw, by such person as the board of directors of the corporate shareholder may designate. Proof of such designation may be made by presentation of a certified copy of the bylaws or other instrument of the corporate shareholder. In the absence of any such designation or, in case of conflicting designation by the corporate shareholder, the chairman of the board, president, any vice president, secretary and treasurer of the corporate shareholder shall be presumed to possess, in that order, authority to vote such shares.

Shares entitled to be voted held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares entitled to be voted standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote any shares held by him without a transfer of such shares into his name.

Shares entitled to be voted which are registered in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name, if authority to do so is contained in an appropriate order of the court by which such receiver was appointed.

A shareholder otherwise entitled to vote whose shares are pledged, shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee or his nominee shall be entitled to vote the shares so transferred.

On and after the date on which written notice of redemption of redeemable shares has been mailed to the holders thereof and a sum sufficient to redeem such shares has been deposited with a bank or trust company with irrevocable instruction and authority to pay the redemption price to the holders thereof upon surrender of certificates therefor, such shares shall not be entitled to be voted on any matter and shall not be deemed to be outstanding shares.

Section 11. Proxies. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting, or his duly authorized attorney-in-fact, may authorize another person or persons to act for him by proxy.

Every proxy must be signed by the shareholder or his attorney-in-fact. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy unless, before the authority is exercised, written notice of an adjudication of such incompetence or of such death is received by the corporate officer responsible for maintaining the list of shareholders.

If a proxy for the same shares confers authority upon two or more persons and does not otherwise provide, a majority of them present at the meeting, or if only one is present then that one may exercise all the powers conferred by the proxy; but if the proxy holders present at the meeting are equally divided as to the right and manner of voting in any particular case, the voting of such shares shall be prorated.

If a proxy expressly provides, any proxy holder may appoint, in writing, a substitute to act in his place.

Section 12. Voting Trusts. Any number of shareholders of this Corporation may create a voting trust for the purpose of conferring upon a trustee or trustees the right to vote or otherwise represent their shares, as provided by law, for a period not to exceed ten years. Where the counterpart of a voting trust agreement and the copy of the record of the holders of voting trust certificates has been deposited with the Corporation as provided by law, such documents shall be subject to the same right of examination by a shareholder of the Corporation, in person or by agent or attorney, as are the books and records of the Corporation and such counterpart and such copy of such record shall be subject to examination by any holder of record of voting trust certificates either in person or by agent or attorney, at any reasonable time for any proper purpose.

A voting trust agreement may be extended before the expiration of such voting trust agreement as originally fixed or as extended one or more times, for an additional period not exceeding ten years, by agreement in writing by one or more holders of voting trust certificates. Such extension agreement shall not affect the rights or obligations of persons not parties to the agreement, and such persons shall be entitled to remove their shares from the trust and promptly to have their share certificates reissued to them.

Section 13. Shareholders' Agreements. Two or more shareholders of this Corporation may enter into an agreement, if in writing and signed by the parties thereof, providing for the exercise of voting rights in the manner provided in the agreement, or as they may agree, or as determined in accordance with procedures agreed upon by them. Nothing herein shall impair the right of the Corporation to treat the shareholders of record as entitled to vote the shares standing in their names.

A transferee of shares of this Corporation shall be bound by any such shareholders' agreement if he takes the shares subject to such agreement with notice thereof.

Section 14. Action by Shareholders Without a Meeting. Any action required by law to be taken at any annual or special meeting of shareholders of the Corporation, or any action which may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. If any class of shares is entitled to be voted thereon as a class, such written consent shall be required of the holders of a majority of the shares of each class of shares entitled to be voted as a class thereon and of the total shares entitled to be voted thereon.

Within ten days after obtaining such authorization by written consent, notice shall be given to those shareholders who have not consented in writing. The notice shall fairly summarize the material features of the authorized action and, if the action be a merger, consolidation or sale or exchange of assets for which dissenters rights are provided by law, the notice shall contain a clear statement of the right of shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with further provisions of law regarding the rights of dissenting shareholders.

Article II. Directors.

Section 1. Function. All corporate powers shall be exercised by or under the authority of, and the business and affairs of this Corporation shall be managed under the direction of, the Board of Directors.

Section 2. Qualification. Directors need not be residents of the State of Nevada or shareholders of the Corporation. Nominations for the election of directors may be made by the Board of Directors or by any shareholder entitled to vote in the election of directors. However, any shareholder entitled to vote in the election of directors at a meeting may nominate a director only if written notice of such shareholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Corporation not later than: (a) with respect to an election to be held at an annual meeting of shareholders, ninety (90) days in advance of the date in the current year corresponding to the date of the previous year's annual meeting at which directors were elected; and (b) with respect to an election to be held at a special meeting of shareholders for the election of the directors, thirty (30) days in advance of the date of the special meeting. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of shares of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understanding between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, by the Board of Directors; and (e) the consent of each nominee to serve as a Director of the Corporation if so elected. The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

Section 3. Compensation. The Board of Directors shall have authority to fix the compensation of directors.

Section 4. Duties of Directors. A director shall perform his duties as a director, including his duties as a member of any committee of the board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the Corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

In performing his duties, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by:

(a) One or more officers or employees of the Corporation whom the director reasonably believes to be reliable and competent in the matters presented;

(b) Counsel, public accountants or other persons as to matters which the director reasonably believes to be within such persons' professional or expert competence; or

(c) A committee of the board upon which he does not serve, duly designated in accordance with a provision of the articles of incorporation or these Bylaws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance described above to be unwarranted.

A person who performs his duties in compliance with this Section shall have no liability by reason of being or having been a director of the Corporation.

Section 5. Presumption of Assent. A director of the Corporation who is present at a meeting of its Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken, unless he votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

Section 6. Number. Directors shall be elected for one term and shall continue in office until their successors are elected and qualified. The number of members of the Board of Directors constituting the entire Board shall be determined by a majority vote of the whole Board of Directors of the Corporation, and such exact number shall be no less than one (1) and no more than nine (9) until otherwise so determined.

Section 7. Election and Term. At each annual meeting of shareholders, all directors shall be elected for a term of one year (until the next annual meeting of shareholders) and to hold office until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death.

Section 8. Executive and Other Committees. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee (which shall consist of the Chairman of the Board, the President and such other directors as may, from time to time, be designated by the Board of Directors) and one or more other committees each of which, to the extent provided in such resolution, shall have and may exercise all the authority of the Board of Directors, except that no such committee shall have the authority to:

(a) Approve or recommend to shareholders actions or proposals required by law to be approved by shareholders.

(b) Designate candidates for the office of director, for purposes of proxy solicitation or otherwise.

(c) Fill vacancies on the Board of Directors or any committee thereof.

(d) Amend the Bylaws.

(e) Authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the Board of Directors.

(f) Authorize or approve the issuance or sale of, or any contract to issue or sell, shares or designate the terms of a series of a class of shares, except that the Board of Directors, having acted regarding general authorization for the issuance or sale of shares, or any contract therefor, and, in the case of a series, the designation thereof, may, pursuant to a general formula or method specified by the Board by resolution or by adoption of a stock option or other plan, authorize a committee to fix the terms of any contract for the sale of the shares and to fix the terms upon which such shares may be issued or sold, including, without limitation, the price, the rate or manner of payment of dividends, provisions for redemption, sinking fund, conversion, and voting or preferential rights, and provisions for other features of a class of shares, or a series of a class of shares, with full power in such committee to adopt any final resolution setting forth all the terms thereof and to authorize the statement of the terms of a series for filing with the Department of State.

The Board of Directors, by resolution adopted in accordance with this Section, may designate one or more directors as alternate members of any such committee who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 9. Vacancies. Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors.

Section 10. Removal of Directors. At a meeting of shareholders called expressly for that purpose, any director or the entire Board of Directors may be removed, with or without cause, but only by the affirmative vote of the holders of 75 percent of the outstanding voting stock qualified to vote at a meeting for the election of directors.

Section 11. Director Quorum and Voting. A majority of the number of directors fixed by these Bylaws shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 12. Director Conflicts of Interest. No contract or other transaction between this Corporation and one or more of its directors or any other corporation, firm, association or entity in which one or more of its directors are directors or officers or are financially interested shall be either void or voidable because of such relationship or interest, because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or because his or their votes are counted for such purpose, if:

(a) The fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors;

(b) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or

(c) The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the Board, a committee, or the shareholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction.

Section 13. Time, Notice, and Call of Directors' Meetings. Regular meetings of the Board of Directors, if held, shall be held without notice at such stated time as the Chairman of the Board, the President of the Corporation, or any two directors shall direct.

Special meetings of the Board of Directors may be called at any time by the Chairman of the Board, by the President of the Corporation, or by any two directors. Written notice of the time and place of special meetings of the Board of Directors shall be given to each director either by personal delivery or by first-class mail, email, or fax at least two days before the meeting.

Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 14. Order of Business. The order of business at Board of Directors' meetings shall be as follows:

A. Reading of the minutes of the prior meeting of directors.

B. Reports of officers.

C. Reports of committees.

D. New business.

Section 15. Waiver of Notice. Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

Section 16. Adjournments. A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

Section 17. Participation by Conference Telephone or Video. Members of the Board of Directors may participate in a meeting of such Board by means of a conference telephone, video, or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 18. Action Without a Meeting. Any action required by law to be taken at a meeting of the directors of the Corporation, or any action which may be taken at a meeting of the directors or a committee thereof, may be taken without a meeting if a consent in writing setting forth the action so to be taken signed by all of the directors or all of the members of the committee, as the case may be, is filed in the minutes of the proceedings of the Board or the committee. Such consent shall have the same effect as a unanimous vote.

Article III. Officers

Section 1. Officers, Election and Terms of Office. The principal officers of this Corporation shall consist of a Chairman of the Board, a Chief Executive Officer, a Chief Financial Officer, a Secretary, and a Treasurer, each of whom shall be elected by the Board of Directors at the first meeting of directors immediately following the annual meeting of shareholders of this Corporation, and shall hold their respective offices from the date of the meeting at which elected until the time of the next succeeding meeting of the Board following the annual meeting of the shareholders. The Board of Directors shall have the power to elect or appoint, for such term as it may see fit, such other officers and assistant officers and agents as it may deem necessary, and to prescribe such duties for them to perform as it may deem advisable. Any two or more offices may be held by the same person. Failure to elect a Chairman of the Board, CEO, CFO, Secretary or Treasurer shall not affect the existence of the Corporation.

Section 2. Removal of Officers. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board whenever, in its judgment, the best interests of the Corporation will be served thereby.

Any officer or agent elected by the shareholders may be removed only by vote of the shareholders unless the shareholders shall have authorized the directors to remove such officer or agent.

Removal of any officer shall be without prejudice to the contract rights, if any, of the person so removed; however, election or appointment of an officer or agent shall not of itself create any contract rights.

Section 3. Vacancies. Any vacancy, however occurring, in any office may be filled by the Board of Directors.

Section 4. Chairman of the Board. The Chairman of the Board shall coordinate and supervise the activities of all other officers of the Corporation. The Chairman of the Board shall from time to time call special meetings of the Board of Directors whenever he/she deems it necessary to do so or whenever the requisite number of the members of the Board of Directors shall request him in writing to do so. He/she shall preside at all meetings of the shareholders and the directors and shall generally perform such other duties as are delegated to him by the Board of Directors. If the Chairman shall be unable to preside, then the Vice Chairman, if any, or a person duly appointed by the Chairman shall preside at all such meetings. The CEO, Chief Financial officer, Chairman of the Board, or any Vice President, unless some other person is thereunto expressly authorized by resolution of the Board of Directors, shall sign all certificates of stock, execute all contracts, deeds, notes, mortgages, bonds and other instruments and papers in the name of the Corporation and on its behalf; subject, however, to the control, when exercised, of the Board of Directors.

Section 5. Chief Executive Officer. Except as otherwise provided in these Bylaws, the Chief Executive Officer ("CEO"), subject to the directions of and limitations imposed by the Board of Directors, shall perform all the duties and have all the power usually pertaining and attributed by law or otherwise to the office of the chief executive of the Corporation. The CEO, Chief Financial officer, Chairman of the Board, or any Vice President, unless some other person is thereunto expressly authorized by resolution of the Board of Directors, shall sign all certificates of stock, execute all contracts, deeds, notes, mortgages, bonds and other instruments and papers in the name of the Corporation and on its behalf; subject, however, to the control, when exercised, of the Board of Directors. He shall, at each annual meeting, present a report of the business and affairs of the Corporation and shall, from time to time, whenever requested, report to the Board all matters within his knowledge which the interest of the Corporation may require to be brought to the notice of the directors. The CEO shall have the power, only with prior approval of the Board of Directors, to employ and terminate the employment of all such subordinate officers, agents, clerks and other employees not herein provided to be selected by the Board as he may find necessary to transact the business of the Corporation and shall have the right to fix the compensation thereof, subject to the approval of the Board of Directors or any Compensation Committee thereof.

Section 6. Chief Financial Officer. The Chief Financial Officer ("CFO") shall perform the duties usually pertaining to and attributed to the principal financial officer of the Corporation and shall have the powers and perform such duties as may be delegated to him by the Board of Directors, or in the absence of such action by the Board, then by the Chairman of the Board or by the CEO. The CFO shall report directly to the Board and any Audit Committee thereby established. The CEO, Chief Financial officer, Chairman of the Board, or any Vice President, unless some other person is thereunto expressly authorized by resolution of the Board of Directors, shall sign all certificates of stock, execute all contracts, deeds, notes, mortgages, bonds and other instruments and papers in the name of the Corporation and on its behalf; subject, however, to the control, when exercised, of the Board of Directors.

Section 7. Vice-President. The Vice-President shall have the powers and perform such duties as may be delegated to him by the Board of Directors, or in the absence of such action by the Board, then by the Chairman of the Board or by the Chief Executive Officer. In case of the death, absence, or inability of the Chief Executive Officer to act, except as may be expressly limited by action of the Board of Directors, the Vice-President may perform the duties and exercise the powers of the Chief Executive Officer following such death of the Chief Executive Officer or during the absence or inability of the Chief Executive Officer to act; and, in such case, concurrently with the Chief Executive Officer, shall at all times have the power to sign all certificates of stock, execute all contracts, deeds, notes, mortgages, bonds and other instruments and documents in the name of the Corporation on its behalf which the Chief Executive Officer is authorized to do, but subject to the control and authority at all times of the Board of Directors.

Section 8. Secretary. The Secretary shall keep the minutes of all meetings of the shareholders and the Board of Directors in a book or books to be kept for such purposes, and also, when so requested, the minutes of all meetings of committees in a book or books to be kept for such purposes. He shall attend to giving and serving of all notices, and he shall have charge of all books and papers of the Corporation, except those hereinafter directed to be in charge of the Treasurer, or except as otherwise expressly directed by the Board of Directors. He shall keep the stock certificate book or books. The Secretary shall be the custodian of the seal of the Corporation. The Secretary shall sign with the President all certificates of stock as the Secretary of this Corporation and as Secretary affix or cause to be affixed thereto the seal of the Corporation. The Secretary may sign as Secretary of the Corporation, with the President in the name of the Corporation and on its behalf, all contracts, deeds, mortgages, bonds, notes and other papers, instruments and documents, except as otherwise expressly provided by the Board of Directors, and as such Secretary he shall affix the seal of the Corporation thereto. Under the direction of the Board of Directors, the Chairman of the Board or the President, the Secretary shall perform all the duties usually pertaining to the office of Secretary; and he shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board or the President.

Section 9. Treasurer. The Treasurer shall have the custody of all the funds and securities of the Corporation except as may be otherwise provided by the Board of Directors, and he shall make such disposition of the funds and other assets of the Corporation as he may be directed by the Board of Directors. He shall keep or cause to be kept a record of all money received and paid out, and all vouchers and receipts given therefor, and all other financial transactions of the Corporation. He shall have general charge of all financial books, vouchers and papers belonging to the Corporation or pertaining to its business. He shall render an account of the Corporation's funds at the first meeting of the Board of Directors immediately following the annual meeting of shareholders of this Corporation, and at such other meetings as he may be requested, and he shall make an annual statement of the finances of the Corporation. If at any time there is a person designated as Comptroller of the Corporation, the Treasurer may delegate to such Comptroller such duties and powers as the Treasurer may seem proper. The Treasurer shall perform such other duties as are usually incident by law or otherwise to the office of the Treasurer, and as he may be directed or required by the Board of Directors, the Chairman of the Board or the President.

Article IV. Dividends

The Board of Directors of this Corporation may, from time to time, declare, and the Corporation may pay, dividends on its shares in cash, property or its own shares, except when the Corporation is insolvent, when the payment thereof would render the Corporation insolvent or when the declaration or payment thereof would be contrary to any restrictions contained in the articles of incorporation, subject to the following provisions:

(a) Dividends in cash or property may be declared and paid, except as otherwise provided in this Section, only out of the unreserved and unrestricted earned surplus of the Corporation or out of capital surplus, howsoever arising, but each dividend paid out of capital surplus shall be identified as a distribution of capital surplus, and the amount per share paid from such surplus shall be disclosed to the shareholders receiving the same concurrently with the distribution.

(b) Dividends may be declared and paid in the Corporation's own treasury shares.

(c) Dividends may be declared and paid in the Corporation's own authorized but unissued shares out of any unreserved and unrestricted surplus of the Corporation upon the following conditions:

(1) If a dividend is payable in shares having a par value, such shares shall be issued at not less than the par value thereof and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate par value of the shares to be issued as a dividend.

(2) If a dividend is payable in shares without par value, such shares shall be issued at such stated value as shall be fixed by the Board of Directors by resolution adopted at the time such dividend is declared, and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate stated value so fixed in respect of such shares, and the amount per share so transferred to stated capital shall be disclosed to the shareholders receiving such dividend concurrently with the payment thereof.

(d) No dividend payable in shares of any class shall be paid to the holders of shares of any other class unless the articles of incorporation so provide or such payment is authorized by the affirmative vote or the written consent of the holders of at least a majority of the outstanding shares of the class in which the payment is to be made.

(e) A split up or division of the issue shares of any class into a greater number of shares of the same class without increasing the stated capital of the Corporation shall not be construed to be a share dividend within the meaning of this Section.

Article V. Stock Certificates

Section 1. Issuance. Every holder of shares in this Corporation shall be entitled to have a certificate representing all shares to which he is entitled. No certificate shall be issued for any share until such share is fully paid.

Section 2. Form. Certificates representing shares in this Corporation shall be signed by the CEO and the Secretary and may be sealed with the seal of this Corporation or a facsimile thereof. The signatures of the CEO and the Secretary may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar other than the Corporation itself or an employee of the Corporation. In case any officer who signed, or whose facsimile signature has been placed upon, such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issuance.

Every certificate representing shares which are restricted as to the sale, disposition or other transfer of such shares shall state that such shares are restricted as to transfer and shall set forth or fairly summarize upon the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge a full statement of, such restrictions.

Each certificate representing shares shall state upon the face thereof: the name of the Corporation; that the Corporation is organized under the laws of this state; the name of the person or persons to whom issued; the number and class of shares and the designation of the series, if any, which such certificate represents; and the par value of each share represented by such certificate or a statement that the shares are without par value.

Section 3. Transfer of Stock. Transfers of stock shall be made only on the books of the Corporation by the holder, in person, or by an attorney-in-fact under a power of attorney duly executed by such shareholder and filed with the Secretary with written direction for the transfer, upon surrender of the original certificate for such shares and upon the payment of all indebtedness by such shareholder to the Corporation, and the possession of a certificate of stock (as between the holder and the Corporation) shall not be regarded as evidence of ownership of the same in any person other than the registered owner until the transfer thereof is duly made on the books of the Corporation. No transfer of stock shall be valid against the Corporation until it shall have been effected and registered upon the Corporation's books in the manner herein provided.

On the transfer of any shares, each certificate shall be receipted for, and such receipt shall be attached to, the margin or stub of such certificate in the certificate book. When such certificate is delivered by the Corporation by registered or certified mail, the return receipt of such registered or certified mail shall be sufficient as the receipt herein provided for. All certificates exchanged or surrendered to the Corporation shall be cancelled by the Secretary and affixed in their original places in the certificate book and no new certificates shall be issued until the certificate for which it is exchanged has been cancelled and returned to its original place in said book, except as provided in Section 4 of this Article pertaining to lost or destroyed certificates.

If any holder of any stock of the Corporation shall have entered into an agreement with any other holder of any stock of the Corporation or with the Corporation, or both, relating to a sale or sales or transfer of any shares of stock of the Corporation, or wherein or whereby any restriction or condition is imposed or placed upon or in connection with the sale or transfer of any share of stock of the Corporation, and if a duly executed or certified copy thereof shall have been filed with the Secretary of the Corporation, none of the shares of stock covered by such agreement or to which it relates, of any such contracting shareholder, shall be transferred upon the books of the Corporation until there has been filed with the Secretary of the Corporation evidence satisfactory to the Secretary of the Corporation of compliance with such agreement, and any evidence of any kind or quality, of compliance with the terms of such agreement which the Secretary deems satisfactory or sufficient shall be conclusive upon all parties interested; provided, however, that neither the Corporation nor any director, officer, employee or transfer agent thereof shall be liable for transferring or effecting or permitting the transfer of any such shares of stock contrary to or inconsistent with the terms of any such agreement, in the absence of proof of willful disregard thereof or fraud, bad faith or gross negligence on the part of the party to be charged; provided, further, that the certificate of the Secretary, under the seal of the Corporation, bearing the date of its issuance by the Secretary, certifying that such an agreement is or is not on file with the Secretary, shall be conclusive as to such fact so certified for a period of five days from the date of such certificate, with respect to the rights of any innocent purchaser or transferee for value of any such shares without actual notice of the existence of any restrictive agreement.

Section 4. Lost Certificates. Any shareholder claiming a certificate of stock to be lost or destroyed shall make affidavit or affirmation of the fact and the fact that he is the owner and holder thereof, and give notice of the loss or destruction of same in such manner as the Board of Directors may require, and shall give the Corporation a bond of indemnity in form, and with one or more sureties satisfactory to the Board of Directors, which shall be at least double the par value of all the shares of stock represented by such certificate, payable as may be required by the Board of Directors to protect the Corporation and any person injured by the issuance of the new certificate from any liability or expense which it or they may be put to or incur by reason of the original certificate remaining outstanding, whereupon the President and the Secretary may cause to be issued a new certificate in the same tenor as the one alleged to be lost or destroyed, but always subject to approval of the Board of Directors.

Article VI. Books and Records.

Section 1. Books and Records. This Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders, Board of Directors and committees of directors.

This Corporation shall keep, at its registered office or principal place of business or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders and the number, class and series, if any, of the shares held by each.

Any books, records and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.

Section 2. Financial Information. No later than three (3) months after the close of each fiscal year, this Corporation shall prepare a balance sheet showing in reasonable detail the financial conditions of the Corporation as of the close of its fiscal year, and a profit and loss statement showing the results of its operation during its fiscal year.

Upon the written request of any shareholder or holder of voting trust certificates for shares of the Corporation, the Corporation shall mail to such shareholder or holder of voting trust certificates a copy of the most recent such balance sheet and profit and loss statement.

The balance sheets and profit and loss statements shall be filed in the registered office of the Corporation in this state, shall be kept for at least five years, and shall be subject to inspection during business hours by any shareholder or holder of voting trust certificates, in person or by agent.

Article VII. Seal.

The seal of this Corporation shall be circular and shall have inscribed thereon the name of the Corporation and such other words and figures and in such design as may be prescribed by the Board of Directors, and may be engraved, printed, a facsimile or an impression or other type seal.

Article VIII. Amendment of Bylaws.

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted, by the Board of Directors; provided, however, that the provisions set forth in Article II, Sections 2, 6, 7, 9, 10, and 18 shall not be altered, amended or repealed unless approved by the affirmative vote of the holders of seventy-five percent (75%) of the outstanding voting stock qualified to vote at a meeting for the election of directors.

CERTIFICATE OF ADOPTION

These Bylaws were approved and adopted on June 8, 2005, by ActivAeon USA, Inc.

By: 

Peter Johnson

Its: CEO

EXHIBIT 6.1

Director's Contract of Employment
ActivAeon Ltd

This Agreement to be executed as a deed is made the 28th day of May 2004
BETWEEN

1. **ActivAeon Limited** of Rapier House, Colima Avenue, Sunderland Enterprise Park, Sunderland, SR5 3XB the Employer') and

2. **Peter Johnson** ('the Employee')
21 Millfield Road, Whickham. Tyne & Wear. NE16 4QA

IT IS AGREED as follows :

1. **Preliminaries**

1.1 The Agreement means this Agreement and the attached schedule.

1.2 Associated Company means any company for the time being which is:

a company having an ordinary share capital (as defined in Section 831 of the Income and Corporation Taxes Act 1988) of which not less than 25 per cent is owned directly or indirectly by the Company or its holding company applying the provisions of Section 838 of the Income and Corporation Taxes Act 1988 in the determination of ownership;

a holding company (as defined in Section 736 of the Companies Act 1985) of the Company;

or

a subsidiary (as defined in Section 736 of the Companies Act 1985) of any such holding company;

1.3 The Board means the board of directors of the Employer from time to time and any duly appointed committee of the board of directors of the Employer having the power to deal with the relevant matter in respect of the Employee.

1.4 Employment means the Employee's employment under this Agreement.

2. **Commencement of Employment**

The Employment forms part of a continuous period of employment which began on [28TH May 2004].

3. **Duties**

3.1 The Employer shall employ the Employee in the capacity of Managing Director. In addition to the Employee's normal duties the Employee may from time to time be required to undertake additional or other duties as necessary to meet the needs of the Employers business.

3.2 In addition to any other rights the Employer may have the Employer shall be entitled at any time:-

3.2.1 to vary any powers and duties assigned to the Employee and to require the Employee to cease performing or exercising any such powers or duties;

3.2.2 to appoint any other person to jointly perform the duties of the Employee.

3.3 The Employee's place of work will be the Employer's office in Sunderland. However the Employee may also be required to work at such other locations as the Employer may reasonably require.

4. **Remuneration**

4.1 The Employee's basic rate of pay will be £ 70,000 gross per annum and the Employee will be paid in accordance with the provisions of the Employee Handbook.

4.2 The remuneration referred to in sub-clause 4.1 shall be inclusive of any director's fees to which the Employee may be entitled as a director of the Employer.

5. **Hours of Employment**

5.1 The Employer's usual business hours will be from 9.00am to 5.00pm. However the Employee is required to work such hours as are necessary in order to perform his duties.

5.2 The Employee agrees as necessary to work more than 48 hours a week. The Employee's agreement in this respect may be terminated upon providing three month's written notice to the Employer.

6. **Board Information**

The Employee shall at all times promptly give to the Board (in writing if so requested) all such information and explanations as it may require in connection with matters relating to the Employment or with the business of the Employer.

7. **Absence**

The Employee may be entitled to sick pay as detailed in the Employee Handbook.

8. **Retirement and Pension**

The Employee's entitlement as regards retirement and pension is as detailed in the Employee Handbook.

9. **Holidays**

The Employee's holiday entitlement is as detailed in the Employee Handbook.

10. **Termination of Employment**

10.1 The Employee's employment may be terminated by the Employer upon providing the Employee with three months written notice.

10.2 The Employee's employment may be terminated by the Employee upon providing the Employer with three months written notice.

10.3 During any period of notice of termination (whether given by the Employer or the Employee) the Employer may, during the notice period require the Employee to perform all their normal duties, to perform only part of their normal duties, to perform such other duties as may be reasonable or not to perform any duties.

10.4 If the Employer requires the Employee to perform duties or no duties it will be entitled to exclude the Employee from its premises for all or any part of the notice period. This will not affect the Employee's entitlement to receive their basic salary and any other contractual benefits due to them during the notice period.

10.5 The Employer reserves the right to make a payment in lieu of notice at its sole discretion.

10.6 The Employment may be terminated without notice or payment in lieu of notice if the Employee acts in a manner which amounts to gross misconduct in accordance with the provisions in the Employee Handbook and also including without limitation if he shall:-

11.6.1 become bankrupt or make any composition or enter into any deed of arrangement with his creditors or have an interim receiver appointed over the whole or part of his property; or

11.6.2 become a patient as defined in the Mental Health Act 1983 or an order be made in respect of his property under that act;or

11.6.3 be disqualified from holding office in the Employer or any other company under the Insolvency Act 1986 or the Company Directors Disqualification Act 1986 or otherwise prevented from being a director.

11.6.4 be convicted of any criminal offence (other than an offence under road traffic legislation in the United Kingdom or elsewhere for which a penalty other than imprisonment is imposed); or

11.6.5 refuse or neglect to comply with any lawful and reasonable orders or directions given to him by the Employer.

11.7 Upon the termination of the Employment howsoever arising (or earlier if requested) the Employee shall forthwith deliver up to the Employer:-

11.7.1 all statistics documents accounts records and papers (and any copies of the same or any part thereof) and all other property of any kind (including without limitation keys and credit cards) which may be in his possession or control and relate in any way to the business of the Employer or any Associated Company; and

11.7.2 any motor vehicle belonging to or provided by the Employer in the possession of the Employee in good repair and condition with all keys and any registration documents in respect of the same in his possession; and

11.7.3 any other property of or property leased or hired to the Employer in the possession of the Employee in good repair and condition.

11. **Directorships**

11.1 The Employee shall on the termination of his Employment hereunder give notice resigning forthwith as a director and/or company secretary of the Employer and in the event of such notice not having been received by the Employer within seven days of the termination of his employment hereunder the chairman of the board (whom the Employee hereby appoints his attorney for such purpose) shall give such notice on his behalf.

11.2 If during his Employment the Employee ceases to be a director of the Employer (otherwise than by resignation or in the event of his retiring from such office by rotation and he fails to offer himself for re-election in either case not at the request of the Employer or death) this Agreement (and the Employment) will nevertheless continue and will then have effect as if he were employed in a managerial position instead of a director and the Employee shall not claim against the Employer in such event.

11.3 The Employment shall terminate automatically if the Employee resigns (otherwise than at the request of the Employer) from office as a director of the Employer or, in the event of his retiring from that office by rotation, he fails to offer himself for re-election (otherwise than at the request of the Employer); but any such resignation or failure will constitute a wrongful termination by him of the Employment and breach of this Agreement by him.

12. Intellectual Property Rights

12.1 All inventions, designs, copyright works, ideas, products, process, improvements, design, software development, or any other development ("the Intellectual Property") devised by or originated by the Employee on their own or with others in the course of their Employment or in connection with or in any way affecting or relating to the business of the Employer and/or any Associated Company or capable of being used or adapted for use therein or in connection therewith shall be kept confidential and shall forthwith be disclosed to the Employer by the Employee and shall belong to and be the absolute property of the Employer or such other persons as the Employer may require. The copyright in any material written by the Employee in the course of their Employment shall vest in the Employer and the Employer shall have the sole right to licence such Intellectual Property rights and to receive any royalties that might arise therefrom.

12.2 In the event of termination of the Employee's Employment with the Employer, the Employee shall not be entitled to use the aforesaid Intellectual Property rights except under licence from the Employer. The Employer will have sole discretion as to whether it is willing to grant the Employee a licence.

12.3 The Employee will provide the Employer with full details and information with regard to any of the Intellectual Property rights and will if and when required to do so by the Board, shall at the Employer's expense, apply or join with the Employer in applying for the appropriate protection of the Intellectual Property rights in the United Kingdom or in any other part of the world and shall execute all such instruments and do all things necessary for obtaining and vesting the appropriate protection when obtained and all right and title to and interest in the same in the Employer absolutely and as sole beneficial owner or in such other person firm company or organization as the Employer may require and further the Employee shall not do anything to imperil the validity of any such protection.

12.4 The Employee shall (whether during or after the termination of his Employment) at the Employer's expense anywhere in the world and at any time perform such acts and execute such instruments as may be required by the Board to defend or protect for the benefit of the Employer the Intellectual Property and the right and title of the Employer thereto and in addition the Employee appoints the Employer his Attorney to execute any such instrument.

12.5 The preceding provisions of this clause shall be without prejudice to the provisions of the Patents Act 1977.

13. **Non-Competition**

13.1 Except with the written consent of the Board the Employee shall not during his Employment be directly or indirectly engaged in concerned with or interested in any trade business or occupation whatsoever other than the carrying out of his duties to the Employer or any Associated Company save that nothing herein contained shall preclude him from being interested as a member or debenture holder or as a beneficial owner of any stock shares or debentures in any company not competing in any material respect with the business for the time being of the Employer or any Associated Company provided that such stock shares or debentures are listed or dealt in on any recognised Stock Exchange and do not represent more than three per centum of the total share capital of any class or loan capital from time to time in issue in such company. In this clause the expression "occupation" shall include any public or private work which in the opinion of the Board may hinder or otherwise interfere with the performance by the Employee of his duties under this Agreement.

13.2 The Employee shall not receive or obtain directly or indirectly any discount, rebate, commission or other inducement in respect of any sale or purchase of any goods or services or other business transaction (whether or not by him) by or on behalf of the Employer or any Associated Company and if he (or any person firm or company which he is directly or indirectly engaged by, concerned with or interested in) shall obtain any such discount, rebate, commission or inducement he shall immediately account to the Employer for the amount or value received by him or the amount or valued receive by such person firm or employer.

13.3 The Employee shall not during his employment hereunder introduce to any other person firm company or organisation business of any kind with which the Employer and/ or any Associated Company for whom he has performed services is able to deal.

14. **Restrictions on Canvassing and Soliciting**

14.1 The Employee as an employee of the Employer has regular and repeated contact and dealings with the Employer's customers and contacts in connection with regular enquiries and demands made by the Employer's customers and contacts of the Employee. The Employee as a senior employee of the Employer through his regular and repeated contacts and dealings with the Employers customers and contacts has a good and workable relationship with those customers and contacts and has knowledge of customer requirements so that if the Employee were to leave the employ of the Employer he would be in a position to take commercial advantage of the relationship which he had developed with the Employer's customers and contacts. The Employee accordingly undertakes that:-

15.1.1 they will not at any time after the termination of the Employment hold themself out as being in any way connected with the Employer or any Associated Company or use a name which is identical or similar to or likely to be confused with the name of the Employer or any Associated Company or which might suggest a connection with the Employer or any Associated Company or any of its services or products.

15.1.2 he will not at any time during the continuance of the Employment or within the period of six months after its termination directly or indirectly deal with or induce solicit or endeavour to entice away from the Employer and/ or any Associated Company on his own behalf or on behalf of any third party any person or company or customer or potential customer or any supplier with whom the Employee as an employee of the Employer during the period of twelve months prior to the termination of the Employment has had contact or dealings with in order to sell or promote or attempt to sell or promote the Employer and/ or any Associated Company.

15.1.3 he will not at any time during the continuance of the Employment or within a period of nine months after its termination induce, solicit or endeavour to entice away from the Employer and/ or any Associated Company any director or employee of the Employer and/ or any Associated Company. This clause shall not prevent the Employee from soliciting clerical, administrative or secretarial staff.

15.1.4 he will not at any time during the continuance of their Employment or within the period of nine months after the termination of the Employment directly or indirectly on their own behalf or as agent, partner, director or employee of any other person firm or company or otherwise be engaged, concerned or interested in any activity or business which shall be in competition with the business of the Employer provided that this will not restrain the Employee in so far as the Employee's work or duties shall relate solely and exclusively:-

(a) To geographical areas where the competitive is not in competition with the Employer and/ or any Associated Company; or

(b) To services or activities the kind which the Employee was not concerned to a material extent during the Employment.

14.2 Each of the restrictions in this clause 14 are intended to be separate and severable. In the event that any of the restrictions shall be held void but would be valid if part of the wording thereof were deleted such restriction shall apply with such deletion as may be necessary to make it valid and effective.

15. Confidentiality

15.1 The Employee undertakes that they will not at any time during the Employment (except so far as is necessary and proper in the course of the Employment) or at any time after the Employment has terminated make use of, or disclose to any person any trade secrets of confidential information as to the practice, business dealings or affairs of the Employer and/ or any Associated Company or any of the Employer's and/ or any Associated Company's customers or clients or suppliers or as to any other matters which may have come to your knowledge by reason of the Employment. This restriction shall continue to apply after the termination of the Employment without limit in point of time but shall cease to apply to information ordered to be disclosed by a Court of competent jurisdiction or otherwise required to be disclosed by law. For the purpose of this clause confidential information shall include but shall not be limited to:-

- Business methods and information
- Customer lists, customer contact names, supplier lists and details of individual contacts at such suppliers
- Details and terms of agreements with suppliers and customers
- Secret manufacturing or production processes and knowhow
- Details of the design of inventions or developments relating to future products
- Profit margins
- Services prices and structures
- Personnel details and files
- Any document or information marked private and confidential
- Future strategy and plans
- All non public financial information
- Quality procedures and manuals
- Software packages
- Standard operating procedures
- Methodology and validating information and procedures

15.2 The Employer receives during the course of its business, information relating to the business or otherwise of its customers. The Employer receives such information upon the basis that it will remain confidential. The Employee undertakes at all times during and after the Employment to keep secret, except to the extent that disclosure is authorised by the Employer and to use only for the purposes of the Employer, all information of whatsoever kind whether or not, in the case of documents, they are marked as confidential, which relate to the business or otherwise of the Employer and/ or any Associated Company.

15.3 On termination of the Employment the Employee undertakes to return to the Employer all such documents, letters or information or copies thereof which may be in their possession or control which relate to the business or affairs of the Employer and/ or any Associated Company or the business and affairs of the Employer's customers and/ or suppliers.

15.4 The Employee agrees that if they apply for or are offered new employment, appointment or engagement, before entering into any related contract they will notify the third party proposing directly or indirectly to employ, appoint or engage them of the provisions of this clause 15 and the above clauses 12, 13 and 14 of this Agreement.

16. **Grievance Procedure**

Any grievance relating to the Employment should be raised by the Employee in accordance with the grievance procedure set out in the Employee Handbook.

17. **Disciplinary Procedure**

Discipline will normally be imposed by the Employer in accordance with the provisions of the Employee Handbook.

18. **Changes to your Terms and Conditions of Employment**

18.1 The Employer reserves the right to make reasonable changes to any of the terms and conditions of Employment including but not limited to hours of work, place of work and duties. The Employee's salary and/or benefits may be amended as a result of any such changes.

18.2 Any minor changes of detail will be notified by way of a general notice to all employees. Any such changes will take effect from the date of the notice.

18.3 The Employee authorises the Employer at any time during the Employment, or in the event of termination of the Employment, to deduct from the Employee's salary any overpayment made and/or monies owed to the Employer by the Employee including, but not limited to, any outstanding loans, any excess holiday or advances. If the Employee incurs any debt or liability to the Employer then the Employee agrees that the Employer may deduct such sums or sums from their salary as may be necessary until that debt is repaid or liability discharged.

18.4 The Employment and this Agreement will be governed by English law and the parties agree to submit to the jurisdiction of the English Courts as regards any claim or matter arising under this Agreement.

19. **Employee Handbook**

19.1 In signing this Agreement the Employee is confirming that they have received a copy of the Employee Handbook and that they have read and understood the provisions of the Employee Handbook and that they accept the terms and conditions as detailed in the Employee Handbook.

19.2 The provisions of the Employee Handbook may be amended from time to time and the version of the Employee Handbook which applies to the Employment will be the most up to date version at that time. You will be informed and, if appropriate, consulted with as to any changes to the Employee Handbook.

AS WITNESS of which the Employer has caused its common seal to be fixed to and the Employee has executed this Agreement as a deed under seal on the day and year first before written

Signed as a deed by
the Employer
acting by

Director 

Director/Secretary ....

Signed as a deed by
the Employee
in the presence of



Signed by witness
Name
Address

Occupation

Director's Contract of Employment
ActivAeon Ltd

This Agreement to be executed as a deed is made the 28th day of May 2004
BETWEEN

1. **ActivAeon Limited** of Rapier House, Colima Avenue, Sunderland Enterprise Park, Sunderland, SR5 3XB the Employer') and

2. **Lisa Illingworth Johnson** ('the Employee')
21 Millfield Road, Whickham. Tyne & Wear. NE16 4QA

IT IS AGREED as follows :

1. **Preliminaries**

1.1 The Agreement means this Agreement and the attached schedule.

1.2 Associated Company means any company for the time being which is:

a company having an ordinary share capital (as defined in Section 831 of the Income and Corporation Taxes Act 1988) of which not less than 25 per cent is owned directly or indirectly by the Company or its holding company applying the provisions of Section 838 of the Income and Corporation Taxes Act 1988 in the determination of ownership;

a holding company (as defined in Section 736 of the Companies Act 1985) of the Company;

or

a subsidiary (as defined in Section 736 of the Companies Act 1985) of any such holding company;

1.3 The Board means the board of directors of the Employer from time to time and any duly appointed committee of the board of directors of the Employer having the power to deal with the relevant matter in respect of the Employee.

1.4 Employment means the Employee's employment under this Agreement.

2. **Commencement of Employment**

The Employment forms part of a continuous period of employment which began on [28TH May 2004].

3. **Duties**

3.1 The Employer shall employ the Employee in the capacity of Managing Director. In addition to the Employee's normal duties the Employee may from time to time be required to undertake additional or other duties as necessary to meet the needs of the Employers business.

3.2 In addition to any other rights the Employer may have the Employer shall be entitled at any time:-

3.2.1 to vary any powers and duties assigned to the Employee and to require the Employee to cease performing or exercising any such powers or duties;

3.2.2 to appoint any other person to jointly perform the duties of the Employee.

3.3 The Employee's place of work will be the Employer's office in Sunderland. However the Employee may also be required to work at such other locations as the Employer may reasonably require.

4. **Remuneration**

4.1 The Employee's basic rate of pay will be £ 60,000 gross per annum and the Employee will be paid in accordance with the provisions of the Employee Handbook.

4.2 The remuneration referred to in sub-clause 4.1 shall be inclusive of any director's fees to which the Employee may be entitled as a director of the Employer.

5. **Hours of Employment**

5.1 The Employer's usual business hours will be from 9.00am to 5.00pm. However the Employee is required to work such hours as are necessary in order to perform his duties.

5.2 The Employee agrees as necessary to work more than 48 hours a week. The Employee's agreement in this respect may be terminated upon providing three month's written notice to the Employer.

6. **Board Information**

The Employee shall at all times promptly give to the Board (in writing if so requested) all such information and explanations as it may require in connection with matters relating to the Employment or with the business of the Employer.

7. **Absence**

The Employee may be entitled to sick pay as detailed in the Employee Handbook.

8. **Retirement and Pension**

The Employee's entitlement as regards retirement and pension is as detailed in the Employee Handbook.

9. **Holidays**

The Employee's holiday entitlement is as detailed in the Employee Handbook.

10. **Termination of Employment**

10.1 The Employee's employment may be terminated by the Employer upon providing the Employee with three months written notice.

10.2 The Employee's employment may be terminated by the Employee upon providing the Employer with three months written notice.

10.3 During any period of notice of termination (whether given by the Employer or the Employee) the Employer may, during the notice period require the Employee to perform all their normal duties, to perform only part of their normal duties, to perform such other duties as may be reasonable or not to perform any duties.

10.4 If the Employer requires the Employee to perform duties or no duties it will be entitled to exclude the Employee from its premises for all or any part of the notice period. This will not affect the Employee's entitlement to receive their basic salary and any other contractual benefits due to them during the notice period.

10.5 The Employer reserves the right to make a payment in lieu of notice at its sole discretion.

10.6 The Employment may be terminated without notice or payment in lieu of notice if the Employee acts in a manner which amounts to gross misconduct in accordance with the provisions in the Employee Handbook and also including without limitation if he shall:-

11.6.1 become bankrupt or make any composition or enter into any deed of arrangement with his creditors or have an interim receiver appointed over the whole or part of his property; or

11.6.2 become a patient as defined in the Mental Health Act 1983 or an order be made in respect of his property under that act;or

11.6.3 be disqualified from holding office in the Employer or any other company under the Insolvency Act 1986 or the Company Directors Disqualification Act 1986 or otherwise prevented from being a director.

11.6.4 be convicted of any criminal offence (other than an offence under road traffic legislation in the United Kingdom or elsewhere for which a penalty other than imprisonment is imposed); or

11.6.5 refuse or neglect to comply with any lawful and reasonable orders or directions given to him by the Employer.

11.7 Upon the termination of the Employment howsoever arising (or earlier if requested) the Employee shall forthwith deliver up to the Employer:-

11.7.1 all statistics documents accounts records and papers (and any copies of the same or any part thereof) and all other property of any kind (including without limitation keys and credit cards) which may be in his possession or control and relate in any way to the business of the Employer or any Associated Company; and

11.7.2 any motor vehicle belonging to or provided by the Employer in the possession of the Employee in good repair and condition with all keys and any registration documents in respect of the same in his possession; and

11.7.3 any other property of or property leased or hired to the Employer in the possession of the Employee in good repair and condition.

11. Directorships

11.1 The Employee shall on the termination of his Employment hereunder give notice resigning forthwith as a director and/or company secretary of the Employer and in the event of such notice not having been received by the Employer within seven days of the termination of his employment hereunder the chairman of the board (whom the Employee hereby appoints his attorney for such purpose) shall give such notice on his behalf.

11.2 If during his Employment the Employee ceases to be a director of the Employer (otherwise than by resignation or in the event of his retiring from such office by rotation and he fails to offer himself for re-election in either case not at the request of the Employer or death) this Agreement (and the Employment) will nevertheless continue and will then have effect as if he were employed in a managerial position instead of a director and the Employee shall not claim against the Employer in such event.

11.3 The Employment shall terminate automatically if the Employee resigns (otherwise than at the request of the Employer) from office as a director of the Employer or, in the event of his retiring from that office by rotation, he fails to offer himself for re-election (otherwise than at the request of the Employer); but any such resignation or failure will constitute a wrongful termination by him of the Employment and breach of this Agreement by him.

12. Intellectual Property Rights

12.1 All inventions, designs, copyright works, ideas, products, process, improvements, design, software development, or any other development ("the Intellectual Property") devised by or originated by the Employee on their own or with others in the course of their Employment or in connection with or in any way affecting or relating to the business of the Employer and/or any Associated Company or capable of being used or adapted for use therein or in connection therewith shall be kept confidential and shall forthwith be disclosed to the Employer by the Employee and shall belong to and be the absolute property of the Employer or such other persons as the Employer may require. The copyright in any material written by the Employee in the course of their Employment shall vest in the Employer and the Employer shall have the sole right to licence such Intellectual Property rights and to receive any royalties that might arise therefrom.

12.2 In the event of termination of the Employee's Employment with the Employer, the Employee shall not be entitled to use the aforesaid Intellectual Property rights except under licence from the Employer. The Employer will have sole discretion as to whether it is willing to grant the Employee a licence.

12.3 The Employee will provide the Employer with full details and information with regard to any of the Intellectual Property rights and will if and when required to do so by the Board, shall at the Employer's expense, apply or join with the Employer in applying for the appropriate protection of the Intellectual Property rights in the United Kingdom or in any other part of the world and shall execute all such instruments and do all things necessary for obtaining and vesting the appropriate protection when obtained and all right and title to and interest in the same in the Employer absolutely and as sole beneficial owner or in such other person firm company or organization as the Employer may require and further the Employee shall not do anything to imperil the validity of any such protection.

12.4 The Employee shall (whether during or after the termination of his Employment) at the Employer's expense anywhere in the world and at any time perform such acts and execute such instruments as may be required by the Board to defend or protect for the benefit of the Employer the Intellectual Property and the right and title of the Employer thereto and in addition the Employee appoints the Employer his Attorney to execute any such instrument.

12.5 The preceding provisions of this clause shall be without prejudice to the provisions of the Patents Act 1977.

13. **Non-Competition**

13.1 Except with the written consent of the Board the Employee shall not during his Employment be directly or indirectly engaged in concerned with or interested in any trade business or occupation whatsoever other than the carrying out of his duties to the Employer or any Associated Company save that nothing herein contained shall preclude him from being interested as a member or debenture holder or as a beneficial owner of any stock shares or debentures in any company not competing in any material respect with the business for the time being of the Employer or any Associated Company provided that such stock shares or debentures are listed or dealt in on any recognised Stock Exchange and do not represent more than three per centum of the total share capital of any class or loan capital from time to time in issue in such company. In this clause the expression "occupation" shall include any public or private work which in the opinion of the Board may hinder or otherwise interfere with the performance by the Employee of his duties under this Agreement.

13.2 The Employee shall not receive or obtain directly or indirectly any discount, rebate, commission or other inducement in respect of any sale or purchase of any goods or services or other business transaction (whether or not by him) by or on behalf of the Employer or any Associated Company and if he (or any person firm or company which he is directly or indirectly engaged by, concerned with or interested in) shall obtain any such discount, rebate, commission or inducement he shall immediately account to the Employer for the amount or value received by him or the amount or valued receive by such person firm or employer.

13.3 The Employee shall not during his employment hereunder introduce to any other person firm company or organisation business of any kind with which the Employer and/ or any Associated Company for whom he has performed services is able to deal.

14. **Restrictions on Canvassing and Soliciting**

14.1 The Employee as an employee of the Employer has regular and repeated contact and dealings with the Employer's customers and contacts in connection with regular enquiries and demands made by the Employer's customers and contacts of the Employee. The Employee as a senior employee of the Employer through his regular and repeated contacts and dealings with the Employers customers and contacts has a good and workable relationship with those customers and contacts and has knowledge of customer requirements so that if the Employee were to leave the employ of the Employer he would be in a position to take commercial advantage of the relationship which he had developed with the Employer's customers and contacts. The Employee accordingly undertakes that:-

15.1.1 they will not at any time after the termination of the Employment hold themself out as being in any way connected with the Employer or any Associated Company or use a name which is identical or similar to or likely to be confused with the name of the Employer or any Associated Company or which might suggest a connection with the Employer or any Associated Company or any of its services or products.

15.1.2 he will not at any time during the continuance of the Employment or within the period of six months after its termination directly or indirectly deal with or induce solicit or endeavour to entice away from the Employer and/ or any Associated Company on his own behalf or on behalf of any third party any person or company or customer or potential customer or any supplier with whom the Employee as an employee of the Employer during the period of twelve months prior to the termination of the Employment has had contact or dealings with in order to sell or promote or attempt to sell or promote the Employer and/ or any Associated Company.

15.1.3 he will not at any time during the continuance of the Employment or within a period of nine months after its termination induce, solicit or endeavour to entice away from the Employer and/ or any Associated Company any director or employee of the Employer and/ or any Associated Company. This clause shall not prevent the Employee from soliciting clerical, administrative or secretarial staff.

15.1.4 he will not at any time during the continuance of their Employment or within the period of nine months after the termination of the Employment directly or indirectly on their own behalf or as agent, partner, director or employee of any other person firm or company or otherwise be engaged, concerned or interested in any activity or business which shall be in competition with the business of the Employer provided that this will not restrain the Employee in so far as the Employee's work or duties shall relate solely and exclusively:-

(a) To geographical areas where the competitive is not in competition with the Employer and/ or any Associated Company; or

(b) To services or activities the kind which the Employee was not concerned to a material extent during the Employment.

14.2 Each of the restrictions in this clause 14 are intended to be separate and severable. In the event that any of the restrictions shall be held void but would be valid if part of the wording thereof were deleted such restriction shall apply with such deletion as may be necessary to make it valid and effective.

15. Confidentiality

15.1 The Employee undertakes that they will not at any time during the Employment (except so far as is necessary and proper in the course of the Employment) or at any time after the Employment has terminated make use of, or disclose to any person any trade secrets of confidential information as to the practice, business dealings or affairs of the Employer and/ or any Associated Company or any of the Employer's and/ or any Associated Company's customers or clients or suppliers or as to any other matters which may have come to your knowledge by reason of the Employment. This restriction shall continue to apply after the termination of the Employment without limit in point of time but shall cease to apply to information ordered to be disclosed by a Court of competent jurisdiction or otherwise required to be disclosed by law. For the purpose of this clause confidential information shall include but shall not be limited to:-

- Business methods and information
- Customer lists, customer contact names, supplier lists and details of individual contacts at such suppliers
- Details and terms of agreements with suppliers and customers
- Secret manufacturing or production processes and knowhow
- Details of the design of inventions or developments relating to future products
- Profit margins
- Services prices and structures
- Personnel details and files
- Any document or information marked private and confidential
- Future strategy and plans
- All non public financial information
- Quality procedures and manuals
- Software packages
- Standard operating procedures
- Methodology and validating information and procedures

15.2 The Employer receives during the course of its business, information relating to the business or otherwise of its customers. The Employer receives such information upon the basis that it will remain confidential. The Employee undertakes at all times during and after the Employment to keep secret, except to the extent that disclosure is authorised by the Employer and to use only for the purposes of the Employer, all information of whatsoever kind whether or not, in the case of documents, they are marked as confidential, which relate to the business or otherwise of the Employer and/ or any Associated Company.

15.3 On termination of the Employment the Employee undertakes to return to the Employer all such documents, letters or information or copies thereof which may be in their possession or control which relate to the business or affairs of the Employer and/ or any Associated Company or the business and affairs of the Employer's customers and/ or suppliers.

15.4 The Employee agrees that if they apply for or are offered new employment, appointment or engagement, before entering into any related contract they will notify the third party proposing directly or indirectly to employ, appoint or engage them of the provisions of this clause 15 and the above clauses 12, 13 and 14 of this Agreement.

16. Grievance Procedure

Any grievance relating to the Employment should be raised by the Employee in accordance with the grievance procedure set out in the Employee Handbook.

17. Disciplinary Procedure

Discipline will normally be imposed by the Employer in accordance with the provisions of the Employee Handbook.

18. Changes to your Terms and Conditions of Employment

18.1 The Employer reserves the right to make reasonable changes to any of the terms and conditions of Employment including but not limited to hours of work, place of work and duties. The Employee's salary and/or benefits may be amended as a result of any such changes.

18.2 Any minor changes of detail will be notified by way of a general notice to all employees. Any such changes will take effect from the date of the notice.

18.3 The Employee authorises the Employer at any time during the Employment, or in the event of termination of the Employment, to deduct from the Employee's salary any overpayment made and/or monies owed to the Employer by the Employee including, but not limited to, any outstanding loans, any excess holiday or advances. If the Employee incurs any debt or liability to the Employer then the Employee agrees that the Employer may deduct such sums or sums from their salary as may be necessary until that debt is repaid or liability discharged.

18.4 The Employment and this Agreement will be governed by English law and the parties agree to submit to the jurisdiction of the English Courts as regards any claim or matter arising under this Agreement.

19. **Employee Handbook**

19.1 In signing this Agreement the Employee is confirming that they have received a copy of the Employee Handbook and that they have read and understood the provisions of the Employee Handbook and that they accept the terms and conditions as detailed in the Employee Handbook.

19.2 The provisions of the Employee Handbook may be amended from time to time and the version of the Employee Handbook which applies to the Employment will be the most up to date version at that time. You will be informed and, if appropriate, consulted with as to any changes to the Employee Handbook.

AS WITNESS of which the Employer has caused its common seal to be fixed to and the Employee has executed this Agreement as a deed under seal on the day and year first before written

Signed as a deed by
the Employer
acting by

Director ....

Director/Secretary ....



Signed as a deed by
the Employee
in the presence of

Signed by witness ...L Richley...
Name ...LOUISE RICHLEY...
Address ...RICNE...
....
....
....

Occupation ...MD...

Director's Contract of Employment

This Agreement to be executed as a deed is made the 1st day of February 2005
BETWEEN

1. **activAeon Limited** of Riverside Suites, 1st Floor, Business & Innovation centre, Sunderland Enterprise Park East. Sunderland, SR5 2TJ the Employer') and

2. Julien Parven ('the Employee')

IT IS AGREED as follows :

1. **Preliminaries**

1.1 The Agreement means this Agreement and the attached schedule.

1.2 Associated Company means any company for the time being which is:

a company having an ordinary share capital (as defined in Section 831 of the Income and Corporation Taxes Act 1988) of which not less than 25 per cent is owned directly or indirectly by the Company or its holding company applying the provisions of Section 838 of the Income and Corporation Taxes Act 1988 in the determination of ownership;

a holding company (as defined in Section 736 of the Companies Act 1985) of the Company;

or

a subsidiary (as defined in Section 736 of the Companies Act 1985) of any such holding company;

1.3 The Board means the board of directors of the Employer from time to time and any duly appointed committee of the board of directors of the Employer having the power to deal with the relevant matter in respect of the Employee.

1.4 Employment means the Employee's employment under this Agreement.

2. **Commencement of Employment**

The Employment forms part of a continuous period of employment which began on 3/3/03.

3. **Duties**

3.1 The Employer shall employ the Employee in the capacity of Commercial Director. In addition to the Employee's normal duties the Employee may from time to time be required to undertake additional or other duties as necessary to meet the needs of the Employers business.

3.2 In addition to any other rights the Employer may have the Employer shall be entitled at any time:-

3.2.1 to vary any powers and duties assigned to the Employee and to require the Employee to cease performing or exercising any such powers or duties;

3.2.2 to appoint any other person to jointly perform the duties of the Employee.

3.3 The Employee's place of work will be the Employer's office in Sunderland. However the Employee may also be required to work at such other locations as the Employer may reasonably require.

4. Remuneration

4.1 The Employee's basic rate of pay will be £35,000 gross per annum plus £6,000 car allowance and the Employee will be paid in accordance with the provisions of the Employee Handbook.

4.2 The remuneration referred to in sub-clause 4.1 shall be inclusive of any director's fees to which the Employee may be entitled as a director of the Employer.

5. Hours of Employment

5.1 The Employer's usual business hours will be from 9.00am to 5.00pm. However the Employee is required to work such hours as are necessary in order to perform his duties.

5.2 The Employee agrees as necessary to work more than 48 hours a week. The Employee's agreement in this respect may be terminated upon providing three month's written notice to the Employer.

6. Board Information

The Employee shall at all times promptly give to the Board (in writing if so requested) all such information and explanations as it may require in connection with matters relating to the Employment or with the business of the Employer.

7. Absence

The Employee may be entitled to sick pay as detailed in the Employee Handbook.

8. Retirement and Pension

The Employee's entitlement as regards retirement and pension is as detailed in the Employee Handbook.

9. **Holidays**

The Employee's holiday entitlement is as detailed in the Employee Handbook.

10. **Termination of Employment**

10.1 The Employee's employment may be terminated by the Employer upon providing the Employee with three months written notice.

10.2 The Employee's employment may be terminated by the Employee upon providing the Employer with three months written notice.

10.3 During any period of notice of termination (whether given by the Employer or the Employee) the Employer may, during the notice period require the Employee to perform all their normal duties, to perform only part of their normal duties, to perform such other duties as may be reasonable or not to perform any duties.

10.4 If the Employer requires the Employee to perform duties or no duties it will be entitled to exclude the Employee from its premises for all or any part of the notice period. This will not affect the Employee's entitlement to receive their basic salary and any other contractual benefits due to them during the notice period.

10.5 The Employer reserves the right to make a payment in lieu of notice at its sole discretion.

10.6 The Employment may be terminated without notice or payment in lieu of notice if the Employee acts in a manner which amounts to gross misconduct in accordance with the provisions in the Employee Handbook and also including without limitation if he shall:-

11.6.1 become bankrupt or make any composition or enter into any deed of arrangement with his creditors or have an interim receiver appointed over the whole or part of his property; or

11.6.2 become a patient as defined in the Mental Health Act 1983 or an order be made in respect of his property under that act;or

11.6.3 be disqualified from holding office in the Employer or any other company under the Insolvency Act 1986 or the Company Directors Disqualification Act 1986 or otherwise prevented from being a director.

11.6.4 be convicted of any criminal offence (other than an offence under road traffic legislation in the United Kingdom or elsewhere for which a penalty other than imprisonment is imposed); or

11.6.5 refuse or neglect to comply with any lawful and reasonable orders or directions given to him by the Employer.

11.7 Upon the termination of the Employment howsoever arising (or earlier if requested) the Employee shall forthwith deliver up to the Employer:-

11.7.1 all statistics documents accounts records and papers (and any copies of the same or any part thereof) and all other property of any kind (including without limitation keys and credit cards) which may be in his possession or control and relate in any way to the business of the Employer or any Associated Company; and

11.7.2 any motor vehicle belonging to or provided by the Employer in the possession of the Employee in good repair and condition with all keys and any registration documents in respect of the same in his possession; and

11.7.3 any other property of or property leased or hired to the Employer in the possession of the Employee in good repair and condition.

11. Directorships

11.1 The Employee shall on the termination of his Employment hereunder give notice resigning forthwith as a director and/or company secretary of the Employer and in the event of such notice not having been received by the Employer within seven days of the termination of his employment hereunder the chairman of the board (whom the Employee hereby appoints his attorney for such purpose) shall give such notice on his behalf.

11.2 If during his Employment the Employee ceases to be a director of the Employer (otherwise than by resignation or in the event of his retiring from such office by rotation and he fails to offer himself for re-election in either case not at the request of the Employer or death) this Agreement (and the Employment) will nevertheless continue and will then have effect as if he were employed in a managerial position instead of a director and the Employee shall not claim against the Employer in such event.

11.3 The Employment shall terminate automatically if the Employee resigns (otherwise than at the request of the Employer) from office as a director of the Employer or, in the event of his retiring from that office by rotation, he fails to offer himself for re-election (otherwise than at the request of the Employer); but any such resignation or failure will constitute a wrongful termination by him of the Employment and breach of this Agreement by him.

12. Intellectual Property Rights

12.1 All inventions, designs, copyright works, ideas, products, process, improvements, design, software development, or any other development ("the Intellectual Property") devised by or originated by the Employee on their own or with others in the course of their Employment or in connection with or in any way affecting or relating to the business of the Employer and/or any Associated Company or capable of being used or adapted for use therein or in connection therewith shall be kept confidential and shall forthwith be disclosed to the Employer by the Employee and shall belong to and be the absolute property of the Employer or such other persons as the Employer may require. The copyright in any material written by the Employee in the course of their Employment shall vest in the Employer and the Employer shall have the sole right to licence such Intellectual Property rights and to receive any royalties that might arise therefrom.

12.2 In the event of termination of the Employee's Employment with the Employer, the Employee shall not be entitled to use the aforesaid Intellectual Property rights except under licence from the Employer. The Employer will have sole discretion as to whether it is willing to grant the Employee a licence.

12.3 The Employee will provide the Employer with full details and information with regard to any of the Intellectual Property rights and will if and when required to do so by the Board, shall at the Employer's expense, apply or join with the Employer in applying for the appropriate protection of the Intellectual Property rights in the United Kingdom or in any other part of the world and shall execute all such instruments and do all things necessary for obtaining and vesting the appropriate protection when obtained and all right and title to and interest in the same in the Employer absolutely and as sole beneficial owner or in such other person firm company or organization as the Employer may require and further the Employee shall not do anything to imperil the validity of any such protection.

12.4 The Employee shall (whether during or after the termination of his Employment) at the Employer's expense anywhere in the world and at any time perform such acts and execute such instruments as may be required by the Board to defend or protect for the benefit of the Employer the Intellectual Property and the right and title of the Employer thereto and in addition the Employee appoints the Employer his Attorney to execute any such instrument.

12.5 The preceding provisions of this clause shall be without prejudice to the provisions of the Patents Act 1977.

13. Non-Competition

13.1 Except with the written consent of the Board the Employee shall not during his Employment be directly or indirectly engaged in concerned with or interested in any trade business or occupation whatsoever other than the carrying out of his duties to the Employer or any Associated Company save that nothing herein contained shall preclude him from being interested as a member or debenture holder or as a beneficial owner of any stock shares or debentures in any company not competing in any material respect with the business for the time being of the Employer or any Associated Company provided that such stock shares or debentures are listed or dealt in on any recognised Stock Exchange and do not represent more than three per centum of the total share capital of any class or loan capital from time to time in issue in such company. In this clause the expression "occupation" shall include any public or private work which in the opinion of the Board may hinder or otherwise interfere with the performance by the Employee of his duties under this Agreement.

13.2 The Employee shall not receive or obtain directly or indirectly any discount, rebate, commission or other inducement in respect of any sale or purchase of any goods or services or other business transaction (whether or not by him) by or on behalf of the Employer or any Associated Company and if he (or any person firm or company which he is directly or indirectly engaged by, concerned with or interested in) shall obtain any such discount, rebate, commission or inducement he shall immediately account to the Employer for the amount or value received by him or the amount or valued receive by such person firm or employer.

13.3 The Employee shall not during his employment hereunder introduce to any other person firm company or organisation business of any kind with which the Employer and/ or any Associated Company for whom he has performed services is able to deal.

14. **Restrictions on Canvassing and Soliciting**

14.1 The Employee as an employee of the Employer has regular and repeated contact and dealings with the Employer's customers and contacts in connection with regular enquiries and demands made by the Employer's customers and contacts of the Employee. The Employee as a senior employee of the Employer through his regular and repeated contacts and dealings with the Employers customers and contacts has a good and workable relationship with those customers and contacts and has knowledge of customer requirements so that if the Employee were to leave the employ of the Employer he would be in a position to take commercial advantage of the relationship which he had developed with the Employer's customers and contacts. The Employee accordingly undertakes that:-

15.1.1 they will not at any time after the termination of the Employment hold themself out as being in any way connected with the Employer or any Associated Company or use a name which is identical or similar to or likely to be confused with the name of the Employer or any Associated Company or which might suggest a connection with the Employer or any Associated Company or any of its services or products.

15.1.2 he will not at any time during the continuance of the Employment or within the period of six months after its termination directly or indirectly deal with or induce solicit or endeavour to entice away from the Employer and/ or any Associated Company on his own behalf or on behalf of any third party any person or company or customer or potential customer or any supplier with whom the Employee as an employee of the Employer during the period of twelve months prior to the termination of the Employment has had contact or dealings with in order to sell or promote or attempt to sell or promote the Employer and/ or any Associated Company.

15.1.3 he will not at any time during the continuance of the Employment or within a period of nine months after its termination induce, solicit or endeavour to entice away from the Employer and/ or any Associated Company any director or employee of the Employer and/ or any Associated Company. This clause shall not prevent the Employee from soliciting clerical, administrative or secretarial staff.

15.1.4 he will not at any time during the continuance of their Employment or within the period of nine months after the termination of the Employment directly or indirectly on their own behalf or as agent, partner, director or employee of any other person firm or company or otherwise be engaged, concerned or interested in any activity or business which shall be in competition with the business of the Employer provided that this will not restrain the Employee in so far as the Employee's work or duties shall relate solely and exclusively:-

(a) To geographical areas where the competitive is not in competition with the Employer and/ or any Associated Company; or

(b) To services or activities the kind which the Employee was not concerned to a material extent during the Employment.

14.2 Each of the restrictions in this clause 14 are intended to be separate and severable. In the event that any of the restrictions shall be held void but would be valid if part of the wording thereof were deleted such restriction shall apply with such deletion as may be necessary to make it valid and effective.

15. Confidentiality

15.1 The Employee undertakes that they will not at any time during the Employment (except so far as is necessary and proper in the course of the Employment) or at any time after the Employment has terminated make use of, or disclose to any person any trade secrets of confidential information as to the practice, business dealings or affairs of the Employer and/ or any Associated Company or any of the Employer's and/ or any Associated Company's customers or clients or suppliers or as to any other matters which may have come to your knowledge by reason of the Employment. This restriction shall continue to apply after the termination of the Employment without limit in point of time but shall cease to apply to information ordered to be disclosed by a Court of competent jurisdiction or otherwise required to be disclosed by law. For the purpose of this clause confidential information shall include but shall not be limited to:-

- Business methods and information
- Customer lists, customer contact names, supplier lists and details of individual contacts at such suppliers
- Details and terms of agreements with suppliers and customers
- Secret manufacturing or production processes and knowhow
- Details of the design of inventions or developments relating to future products
- Profit margins
- Services prices and structures
- Personnel details and files
- Any document or information marked private and confidential
- Future strategy and plans
- All non public financial information
- Quality procedures and manuals
- Software packages
- Standard operating procedures
- Methodology and validating information and procedures

15.2 The Employer receives during the course of its business, information relating to the business or otherwise of its customers. The Employer receives such information upon the basis that it will remain confidential. The Employee undertakes at all times during and after the Employment to keep secret, except to the extent that disclosure is authorised by the Employer and to use only for the purposes of the Employer, all information of whatsoever kind whether or not, in the case of documents, they are marked as confidential, which relate to the business or otherwise of the Employer and/ or any Associated Company.

15.3 On termination of the Employment the Employee undertakes to return to the Employer all such documents, letters or information or copies thereof which may be in their possession or control which relate to the business or affairs of the Employer and/ or any Associated Company or the business and affairs of the Employer's customers and/ or suppliers.

15.4 The Employee agrees that if they apply for or are offered new employment, appointment or engagement, before entering into any related contract they will notify the third party proposing directly or indirectly to employ, appoint or engage them of the provisions of this clause 15 and the above clauses 12, 13 and 14 of this Agreement.

16. Grievance Procedure

Any grievance relating to the Employment should be raised by the Employee in accordance with the grievance procedure set out in the Employee Handbook.

17. Disciplinary Procedure

Discipline will normally be imposed by the Employer in accordance with the provisions of the Employee Handbook.

18. Changes to your Terms and Conditions of Employment

18.1 The Employer reserves the right to make reasonable changes to any of the terms and conditions of Employment including but not limited to hours of work, place of work and duties. The Employee's salary and/or benefits may be amended as a result of any such changes.

18.2 Any minor changes of detail will be notified by way of a general notice to all employees. Any such changes will take effect from the date of the notice.

18.3 The Employee authorises the Employer at any time during the Employment, or in the event of termination of the Employment, to deduct from the Employee's salary any overpayment made and/or monies owed to the Employer by the Employee including, but not limited to, any outstanding loans, any excess holiday or advances. If the Employee incurs any debt or liability to the Employer then the Employee agrees that the Employer may deduct such sums or sums from their salary as may be necessary until that debt is repaid or liability discharged.

18.4 The Employment and this Agreement will be governed by English law and the parties agree to submit to the jurisdiction of the English Courts as regards any claim or matter arising under this Agreement.

19. Employee Handbook

19.1 In signing this Agreement the Employee is confirming that they have received a copy of the Employee Handbook and that they have read and understood the provisions of the Employee Handbook and that they accept the terms and conditions as detailed in the Employee Handbook.

19.2 The provisions of the Employee Handbook may be amended from time to time and the version of the Employee Handbook which applies to the Employment will be the most up to date version at that time. You will be informed and, if appropriate, consulted with as to any changes to the Employee Handbook.

AS WITNESS of which the Employer has caused its common seal to be fixed to and the Employee has executed this Agreement as a deed under seal on the day and year first before written

Signed as a deed by
the Employer
acting by



Director ....

Director/Secretary ....

Signed as a deed by
the Employee
in the presence of

Signed by witness ...L Rohley...

Name ...LOUISE ROWLEY...

Address ...BICNE...

....

....

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Occupation ...MD...